SECURITIES AND EXCHANGE COMMISSION

                                     WASHINGTON, D.C.

                                         FORM S-1

                          POST-EFFECTIVE AMENDMENT NUMBER 42 TO

                          REGISTRATION STATEMENT NUMBER 2-55252

                            SERIES D-1 INVESTMENT CERTIFICATE

                    (FORMERLY SINGLE-PAYMENT CERTIFICATES, SERIES D-1)

                                          UNDER

                                THE SECURITIES ACT OF 1933

                                 IDS CERTIFICATE COMPANY

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                      (IDS Certificate Company effective April 1984)
                    (Exact name of registrant as specified in charter)

                                         DELAWARE

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              (State or other jurisdiction of incorporation or organization)

                                           6725

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                 (Primary Standard Industrial Classification Code Number)

                                        41-6009975

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                           (I.R.S. Employer Identification No.)

                   IDS Tower 10, Minneapolis, MN 55440, (612) 671-3131

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 (Address,                     including  zip  code,   and   telephone   number,
                               including area code, of registrant's principal executive offices)

        Bruce A. Kohn - IDS Tower 10, Minneapolis, MN 55440-0010, (612) 671-2221

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                (Name, address, including zip code, and telephone number,
                        including area code, of agent for service)

IDS Series D-1 Investment Certificate


Prospectus/April 29, 1998


This prospectus describes the Series D-1 Investment Certificate (Series D-1) issued by IDS Certificate Company (IDSC). The Series D-1 certificate is offered only in connection with the American Express Retirement Plan, the Career Distributors' Retirement Plan (CDRP), and the IDS Mutual Funds Profit Sharing Plan of the IDS MUTUAL FUND GROUP(individually a "Plan" and collectively the "Plans") and to affiliated companies of IDSC. These Plans have been adopted for the exclusive benefit and participation of eligible employees and personal financial advisors of American Express Financial Corporation (AEFC) and its subsidiary companies, and the IDS MUTUAL FUND GROUP.

IDSC offers persons who retire as full-time employees or as full- time financial advisors or district managers of AEFC and its subsidiary companies the opportunity to purchase the Series D-1 Certificate in Individual Retirement Accounts (IRAs).

IDSC guarantees a specific rate of interest for each calendar quarter. IDSC also guarantees the principal of your certificate (page --).

The Series D-1 certificate matures 20 years from its issue date. Its value at maturity will be equal to total contributions made plus interest earned and less any withdrawals (i.e. surrenders) (page --).

As is the case with other investment companies, these securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This certificate is backed by IDSC's investments on deposit rather than guaranteed or insured by the government or someone else. See "Invested and guaranteed by IDSC" and "Regulated by government" under "How your money is used and protected."

The prospectus gives you facts about the Series D-1 certificate and describes its terms and conditions. You should read it to decide if this certificate is the right investment for you. Keep it with your investment records for future reference.

IDS Certificate Company
IDS Tower 10
Minneapolis, MN  55440-0010
800-437-3463
800-846-4293 (TTY)
An American Express company

Annual Interest Rates as of April 29, 1998


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Simple                                Compound
Interest                              Effective
Rate                                  Yield

----%                                 ----%
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These rates were in effect on the date of this prospectus.  IDSC reviews and may change its rates on new purchases each week. The interest rate paid during the first calendar quarter the certificate is owned will be that in effect on the date an application or investment is accepted. IDSC guarantees that when the rate for new purchases takes effect, the rate for the first quarter will be within a specified range of the average 12-month certificate of deposit rate then published in the most recent BANK RATE MONITOR National IndexTM, N. Palm Beach, FL 33408 (page ---). Interest rates for future calendar quarters are declared at the discretion of IDSC and may be greater or less than the rates shown here.

The Series D-1 certificate is backed 100 percent by our investments on deposit instead of by federal insurance. There are no sales or surrender charges. There is no minimum rate of interest. IDSC does not have a distribution agreement or pay a distribution fee with respect to this certificate.

AVAILABLE INFORMATION ABOUT IDSC

IDSC is subject to the reporting requirements of the Securities Exchange Act of 1934. Reports and other information on IDSC are filed with the Securities and Exchange Commission (SEC) and can be inspected and copied at the public reference section of the SEC, Washington, D.C. and also at the following regional offices:

Northeast Regional Office
7 World Trade Center

Suite 1300
New York, NY  10048

Midwest Regional Office
Northwestern Atrium Center
500 West Madison St.

Suite 1400
Chicago, IL  60661

Pacific Regional Office
5670 Wilshire Blvd.
11th Floor
Los Angeles, CA  90036

You can obtain copies from the Public Reference Section of the SEC, 450 5th Street, N.W., Washington, D.C. 20549 at prescribed rates.

We are not responsible for any information about IDSC except for the information in this prospectus, including any supplements, in any reports filed with the SEC or in any supplemental sales material we have authorized for use in the sale of this certificate.

No person has authority to change the terms of this certificate or to bind IDSC by any statement not in this prospectus.

We reserve the right to issue other securities with different terms.

SUMMARY OF CONTENTS

Listed below is a summary of items you should consider in evaluating the certificate. These items are discussed in more detail elsewhere in the prospectus as indicated.

About the Series D-1 Investment Certificate

Investment Amounts and Interest Rates - The Series D-1 certificate is purchased by the trustee or custodian (page _) at the direction of Plan participants or IRA owners using contributions to a Plan or IRA or by affiliated companies of IDSC. IDSC will pay the trustee or custodian at maturity the face amount plus earned interest. Interest rates are declared each calendar quarter beginning on Jan. 1, April 1, July 1, and Oct. 1. The rate for the first calendar quarter will be within a specified range of an average 12-month certificate of deposit rate as published in the BANK RATE MONITOR National IndexO N. Palm Beach, FL 33408. Future interest rates are at the discretion of IDSC (page --).

Determining the Face Amount and Principal of the Series D-1 Investment Certificate - The face amount of the certificate is the total amount invested. The principal is the total investment plus interest compounded monthly over the 20-year life of the certificate, less withdrawals (page --).

Value at Maturity Will Exceed Face Amount - We guarantee the rate of interest on the Series D-1 certificate for each calendar quarter. Due to interest received, the value at maturity of a certificate held to maturity will exceed the face amount of the certificate (page --).

Earning Interest - Interest accrues and is credited daily and will be compounded at the end of each calendar month (page --).

Using the Series D-1 Investment Certificate

Contributions to the Certificate - Instructions to Plan participants on how to direct contributions to the Series D-1 certificate may be obtained through the appropriate Plan Administrator or, for IRAs, from your financial advisor or your local American Express Financial Advisors office or by writing to American Express Financial Advisors Inc., IDS Tower 10,

Minneapolis, MN 55440-0534 or by calling 1-800-437-3463. The Series D-1 certificate is offered only to eligible participants in connection with the American Express Retirement Plan, the CDRP, the IDS DVP Retirement Plan, the IDS DVP Savings Plan, the IDS Mutual Funds Profit Sharing Plan, IRAs of persons who retire as full-time AEFC employees, financial advisors or district managers and to affiliated companies of IDSC (page --).

Other IRAs or 401(k) Plan Accounts and Other Qualified Retirement Accounts When a participant takes a qualifying distribution from a plan qualified under Internal Revenue Code 401(a), the participant's Series D-1 certificate plan account may be rolled over into an IRA or other qualified retirement plan account where allowed by a Plan (page --). The Career Distributors' Retirement Plan is a nonqualified deferred compensation plan.

Receiving Cash - A participant in a Plan (other than CDRP) or an IRA owner may receive cash after taking an "in kind" distribution of his or her Series D-1 certificate plan account or IRA, subject to federal tax laws and the terms of the payout options (page --).

At Maturity - If the Series D-1 certificate is held to maturity following an "in kind" distribution, a check for the principal will be sent. Payout options also are available (page --).

Transferring the Series D-1 Certificate Ownership - While the Series D-1 certificate is not negotiable, under limited circumstances it can, if eligible, be transferred to a qualified plan or IRA trustee or custodian upon written request (page --).

Giving Us Instructions - All instructions to us must be in proper written form (page --).

Income and Taxes

Tax Treatment of this Investment - Interest earned on the Series D-1 certificate is generally not taxable until withdrawn (page --).

How your money is used and protected

Invested and guaranteed by IDSC - IDSC, a wholly owned subsidiary of AEFC, issues the Series D-1 certificate in the name of the custodian of the IRA, trustee of a Plan or in the case of the CDRP of AEFC, to AEFC as the sponsor of the plan or to an affiliated company of IDSC. This section gives basic information about IDSC's assets and income (page --).

Regulated by Government - The Series D-1 certificate is a security and is governed by federal and state law (page --).

Backed by our investments - Our investments, mostly debt securities, are on deposit (page --).

Investment Policies - We do not purchase securities on margin or invest in commodities nor do we participate on a joint basis or joint-and-several basis in any trading account in securities. There are no restrictions on concentration of investments in industries. We may lend securities and receive cash equal to the market value of the securities as collateral. We also may purchase securities on a "when-issued" basis (page --).

Relationship Between IDSC and AEFC - AEFC is our parent company. It, in turn, is owned by American Express Company (American Express) (page --).

Capital structure and certificates issued - (page --).

Investment management and services - AEFC acts as investment advisor for our certificates. The Investment Advisory and Services Agreement governs AEFC's transactions on our behalf and the fees we pay AEFC for investment advisory services.

There is no distribution fee charged (page --).

Employment of Other American Express Affiliates - AEFC may employ other American Express affiliates to perform certain transactions for us (page --).

Directors and officers - This section contains information about our management and directors. (page -----).

ABOUT THE SERIES D-1 INVESTMENT CERTIFICATE

Investment Amounts and Interest Rates

The Series D-1 Certificate is a security purchased with single or multiple payments. The amount that can be invested is determined by the provisions of the Plans and applicable tax laws. A participant's Plan investment is the dollar amount or its equivalent percentage contributions directed to the participant's Plan account. The interest rate applied to the investment is the quarterly rate then in effect. Investments earn interest from the date IDSC accepts each Plan contribution or IRA contribution.

Interest on the Series D-1 certificate is guaranteed for each calendar quarter. The rate paid will not change during a quarter. A calendar quarter begins each Jan. 1, April 1, July 1, or Oct. 1. IDSC guarantees that when rates for new purchases take effect, the rate will be within a range from 75 to 175 basis points above the average interest rate then published for 12-month certificates of deposit in the BANK RATE MONITOR National Index (trademark), N. Palm Beach, FL 33408. For example, if the rate published for a given week in the BANK RATE MONITOR National Index (trademark), N. Palm Beach, FL 33408 for 12-month certificates is 3.25 percent, IDSC's rate in effect for new purchases would be between 4 percent and 5 percent.

Interest rates may differ for investments of more than $1 million in one or more Series D-1 Certificates by any affiliated company of IDSC. When rates for new purchases by any such company take effect, the rate will be within a range from 20 basis points below to 80 basis points above the average interest rate then published for 12-month certificates of deposit in the BANK RATE MONITOR National Index (trademark), N.

Palm Beach, FL 33408.

The BANK RATE MONITOR National Index (trademark), N. Palm Beach, FL 33408 is an index of rates and annual effective yields offered on various length certificates of deposit by large banks and thrifts in large metropolitan areas. The frequency of compounding varies among the banks and thrifts.

Certificates of deposit in the BANK RATE MONITOR National Index (trademark), N. Palm Beach, FL 33408 are government-insured fixed-rate time deposits. The BANK RATE MONITOR National Index (trademark), N. Palm Beach, FL 33408 is published in the BANK RATE MONITOR, a weekly magazine published in N. Palm Beach, FL, by Advertising News Service Inc., an independent national news organization that collects and disseminates information about bank products and interest rates. It is not affiliated with IDSC, AEFC, or any of their affiliates.

The publisher of the BANK RATE MONITOR distributes to national and broadcast news media on a regular weekly basis its current index rates for various terms of certificates of deposit of banks and thrifts.

The BANK RATE MONITOR periodical may be available in your local library. To obtain information on the current BANK RATE MONITOR Top Market AverageTM rates, call the Client Service Organization at the telephone numbers listed on the back cover between 8 a.m. and 6 p.m. your local time.

Interest is credited to the certificate daily. The rate in effect on the day the contribution is accepted in Minneapolis will apply to the certificate. The interest rate shown on the front of this prospectus may or may not be in effect on the date a participant's contribution is accepted.

Interest for future calendar quarters may be greater or less than the rates for the first quarter. The then prevailing investment climate, including 12-month average certificate of deposit effective yields as reflected in the BANK RATE MONITOR National Index (trademark), N. Palm Beach, FL 33408, will be a primary consideration in deciding future rates. Nevertheless, IDSC has complete discretion as to what interest it will declare beyond the initial quarter.

Any investments rolled over from the Series D-1 certificate to an IRA or 401(k) plan account or other qualified retirement account will be subject to the limits and provisions of that account or plan and applicable tax laws.

Determining the Face Amount and Principal of the Series D-1 Investment

Certificate

The face amount is the amount of the initial investment in the Series D-1 certificate. At the beginning of each quarter, all interest previously credited to a Series D-1 certificate and not withdrawn will become part of its principal. For example: if the initial investment in a certificate was $100,000, the face amount would be $100,000. If the certificate earns $1,000 in interest during a quarter and it is not withdrawn, the principal for the next quarter will be $101,000. Your principal is guaranteed by IDSC.

Value at Maturity Will Exceed Face-Amount

The Series D-1 certificate matures in 20 years except as provided in "receiving cash" under "Using the Series D-1 Investment Certificate." A certificate held to maturity will have had interest declared each quarter over its life. Interest once declared for the quarter will not be reduced. The value at maturity will exceed the face amount.

Earning Interest

Interest is accrued and credited daily on the Series D-1 certificate. If a withdrawal is made during a month, interest will be paid to the date of the withdrawal. Interest is compounded at the end of each calendar month. The amount of interest earned each month is determined by applying the daily interest rate then in effect to the daily balance of the Series D-1 certificate. Interest is calculated on a 360-day year basis.

USING THE SERIES D-1 INVESTMENT CERTIFICATE

Contributions to the Series D-1 Investment Certificate

A contribution will be made to the Series D-1 Certificate by the Plan sponsor as directed by the participant. Instructions to Plan participants on how to direct Plan contributions to a Series D-1 certificate may be obtained from the appropriate Plan Administrator. The amount of contributions made on behalf of a participant or AEFC will be limited by the terms of the Plan and applicable tax laws.

Any additional contributions in a Plan or IRA made on behalf of participants or investors who already have a beneficial interest in or related to an IDS Series D-1 Investment Certificate in the same Plan or IRA will be added directly to that certificate, rather than invested in a new certificate.

The Series D-1 certificate is offered only in connection with the American Express Retirement Plan, the CDRP, the IDS DVP Retirement Plan, the IDS DVP Savings Plan, the IDS Mutual Funds Profit Sharing Plan, and the IRAs of persons who retire as full-time employees, financial advisors or district managers of AEFC, its subsidiary companies, and the IDS MUTUAL FUND GROUP and to affiliated companies of IDSC. These Plans are for the exclusive benefit of eligible employees and financial advisors of AEFC and its subsidiary companies and the IDS MUTUAL FUND GROUP. Any Series D-1 certificate issued will be owned by and issued in the name of the trustee or custodian of the IRA or Plan except that a certificate issued in conjunction with CDRP will be issued in the name of AEFC.

Participating employees and advisors have a beneficial interest in or related to the applicable Series D-1 certificates but are not the direct owners. The terms of a Plan, as interpreted by the applicable Plan trustee, or AEFC in the case of CDRP, will determine how a participant's individual account is administered. These terms will likely differ in some aspects from those of the Series D-1 certificate. The custodian or trustee may change the ownership of any Series D-1 certificate issued to a participant in a Plan in connection with an "in kind" distribution of benefits from a Plan as described below. Any new custodian or trustee, including any IRA custodian, will be responsible for contacting us to change ownership.

Other IRAs or 401(k) Plan Accounts and Other Qualified Retirement Accounts

Unless prohibited by your Plan, any Series D-1 certificate proceeds distributed to an eligible participant in a qualifying distribution, may be invested in an IRA or qualified retirement plan. Transfer of proceeds of the Series D-1 certificate to an IRA, or 401(k) plan account or other qualified retirement plan account will be limited by Plan provisions and applicable federal law. Federal tax laws may affect your ability to invest in certain types of retirement accounts. You may wish to consult your tax advisor or your local American Express Tax and Business Services tax professional, where available, for further information.

In addition, under limited circumstances a Series D-1 certificate may be transferred "in kind" to an IRA or qualified retirement account. An "in kind" distribution will not reduce or extend the certificate's maturity. If an "in kind" transfer is made, the terms and conditions of the Series D-1 certificate apply to the IRA or qualified retirement account as the holder of the certificate. The terms of the Plan, as interpreted by the Plan trustee or administrator, will determine how a participant's individual account with the Plan is administered. These terms may differ from the terms of the certificate. A Series D-1 certificate may only be distributed "in kind" to an IRA or other qualified retirement account. If you make a withdrawal from a qualified retirement plan or IRA prior to age 59 1/2, you may be required to pay federal early distribution penalty tax.

IDSC will withhold federal income taxes of 10% on IRA withdrawals unless you tell us not to. IDSC is required to withhold federal income taxes of 20% on most qualified plan distributions, unless the distribution is directly rolled over to another qualified plan or IRA. See your tax adviser to see how these rules apply to you before you request a distribution from your plan or IRA.

Receiving Cash

The following sections briefly describe the limitations upon a participant's ability to withdraw cash from the Series D-1 certificate. Any such withdrawal could take place after the participant has taken an "in kind" distribution of the Series D-1 certificate.

Federal Tax Limitations - The following briefly discusses certain federal tax limitations on a participant's ability to take "in kind" distributions. You may wish to consult your tax adviser or your local American Express Tax and Business Services tax professional, where available, for further information.

If a Series D-1 certificate is distributed to the beneficial owner by the trustee or custodian of a plan qualified under Section 401(a) of the Internal Revenue Code of 1986 then, unless otherwise elected by the trustee or custodian on a form satisfactory to IDSC:

1) the maturity date will be no later than the end of the taxable year in which the later of the following occurs:

             a) the beneficial owner attains age 70 1/2; or

             b) distribution of the Series D-1 certificate is made to the beneficial owner; and

2) the total value of the Series D-1 certificate will be paid out in equal or substantially equal monthly, quarterly, semiannual or annual payments over a specified period of time which does not extend beyond the life expectancy (determined as of the maturity date) or the joint and survivor life expectancy of the beneficial owner and his/her spouse.

If the Series D-1 certificate is issued in connection with an Individual Retirement Account (IRA) or other qualified Plan, (1) the owner must elect a maturity date which is no later than the taxable year in which he or she attains age 70 1/2, and (2) the total value of the Series D-1 certificate will be paid out in equal or substantially equal monthly, quarterly, semiannual or annual payments over a specified period of time which does not extend beyond the owner's life expectancy (determined as of the end of the taxable year in which the owner attains age 70 1/2) or the joint and survivor life expectancy of the owner and his/her spouse.

Except as noted above, each of the payout options described is subject to the following general provisions governing payout options.

        `All election(s) must be made by written notice in a form acceptable by IDSC. The election(s) will become effective on the date(s) chosen.

        `No election(s) can be made that will require IDSC to make any payment later than 30 years from the date elected; and make any term or periodic interest payment of less than $50.

        `After the date of the elected payout option, the owner may elect to receive all or part of the balance left under a payout option. If done only in part, the balance may be left under the elected option.

Payout Options - Any time after the issue date of the Series D-1 certificate if an "in kind" distribution has occurred, including at the time of maturity, a payout option may be elected for all or any part of a Plan investment. The payout options are described below.

Payout options may be changed. The balance remaining in the certificate will continue to accrue interest at the then current rate; the amount transferred to an option will continue to accrue interest at the then current option rate. The maturity date of the balance will not be affected. Notwithstanding the provisions of the payout options herein described, tax laws in effect at the time a payout option is selected and plan provisions may limit the availability of the option.

Withdrawals - Withdrawals can be made from the certificate. To do so, a request must be submitted in a form acceptable to IDSC at the address or phone number on the cover of this prospectus. If proceeds from a full or partial surrender are received directly by a participant and are not transferred to a trustee or custodian of a qualified retirement plan, the participant may be penalized by the IRS for this may be considered an early withdrawal.

Installment Payments - Installment payments of $50 or more may be elected. The payment periods designated may be monthly, quarterly, semiannually or annually over a period of more than two years but less than 30 years, but also cannot exceed that permitted under federal tax law. Payments will begin one payment period after the effective date of the payout option. Depending on the size of the payment selected, these payments may include both principal and interest.

Periodic Interest Payments - Combined interest on the Series D-1 certificate may be paid in monthly, quarterly, semiannual or annual payments of more than two years but less than 30 years provided the payments are at least $50. The time period selected cannot exceed that permitted under federal tax law.

Deferred Interest - At maturity or after any installment or periodic interest payout plan has begun, all or part of the Series D-1 certificate may be left with IDSC to continue to earn interest for an additional period of years. The additional years elected may not exceed the earlier of 30 years from the date of maturity or date on which the participant reaches age 70 1/2.

At its option, IDSC may defer for not more than thirty days any payment to which the participant may become entitled prior to the Series D-1 certificate's maturity. IDSC will pay interest on the amount deferred at the rate used in accumulating the reserves for the Series D-1 certificate for any period of deferment. Any payment by us also may be subject to other deferment as provided by the rules, regulations or orders made by the Securities and Exchange Commission.

At Maturity

If an "in kind" distribution has been taken, at the Series D-1 certificate's maturity, a check will be sent for the remaining value of the certificate. Instead of receiving cash, the Deferred Interest Option, or one of the payout options explained above may be selected.

Transferring Series D-1 Investment Certificate Ownership

When the Series D-1 certificate is owned by a trustee or custodian of a Plan or IRA, the trustee or custodian may request a transfer of the ownership of the Series D-1 certificate on the books of IDSC. A transfer request must be in a form acceptable to the Plan or the IRA custodian and to IDSC and received at IDSC's home office.

Giving Us Instructions

We must receive proper notice in writing or by telephone of any instructions regarding a certificate.

Proper written notice must:

`be addressed to our home office,

`include sufficient information for us to carry out the request, and

`be signed and dated by all participant(s).

All amounts payable by us in connection with the Series D-1 certificate are payable at our home office unless we advise otherwise.

To give us instructions by telephone, call the Client Service Organization at the telephone numbers listed on the back cover between 8 a.m. and 6 p.m. your local time.

INCOME AND TAXES

Tax Treatment of This Investment

Interest paid to the Series D-1 certificate is generally not taxable until a participant begins to make withdrawals. For further discussion of certain federal tax limitations, see page _.

Rules regarding Plan distributions and other aspects of the Series D-1 certificate are complicated. We recommend that participants consult their own tax advisor or local American Express Tax and Business Services tax professional, where available, to determine how the rules may apply to their individual situation.

Withholding Taxes

According to federal tax laws, you must provide us with your correct certified taxpayer identification number. This number is your Social Security number. If you do not provide this number, we may be required to withhold a portion of your interest income and certain other payments, including distributions from a retirement account or qualified plan. Be sure your correct taxpayer identification number is provided.

If you supply an incorrect taxpayer identification number, the IRS may assess a $50 penalty against you.

How your money is used and protected

Invested and guaranteed by IDSC


The IDS Series D-1 Certificate is issued and guaranteed by IDSC, a wholly owned subsidiary of AEFC. We are by far the largest issuer of face amount certificates in the United States, with total assets of more than $4.0 billion and a net worth in excess of $239 million on Dec. 31, 1997.


We back our certificates by investing the money received and keeping the invested assets on deposit. Our investments generate interest and dividends, out of which we pay:

     interest to certificate owners, and

     various expenses, including taxes, fees to AEFC for advisory and other services and distribution fees to American Express Financial Advisors Inc.

For a review of significant events relating to our business, see "Management's discussion and analysis of financial condition and results of operations." Our certificates are not rated by a national rating agency.

Most banks and thrifts offer investments known as certificates of deposit that are similar to our certificates in many ways. Banks and thrifts generally have federal deposit insurance for their deposits and lend much of the deposited money to individuals, businesses and other enterprises. Other financial institutions may offer investments with comparable combinations of safety and return on investment.

Regulated by government

Because the IDS Series D-1 Certificate is a security, its offer and sale are subject to regulation under federal and state securities laws. (It is a face amount certificate -- not a bank product, an equity investment, a form of life insurance or an investment trust.)


The federal Investment Company Act of 1940 requires us to keep investments on deposit in a segregated custodial account to protect all of our outstanding certificates. These investments back the entire value of your certificate account. Their amortized cost must exceed the required carrying value of the outstanding certificates by at least $250,000. As of Dec. 31, 1997, the amortized cost of these investments exceeded the required carrying value of our outstanding certificates by more than $176 million.


Backed by our investments

Our investments are varied and of high quality. This was the composition of our portfolio as of Dec. 31, 1997:


43%     corporate and other bonds
34      government agency bonds
17      preferred stocks
 5      mortgages
 1      municipal bonds

As of Dec. 31, 1997, about 91% of our securities  portfolio (bonds and preferred
stocks)  is  rated  investment  grade.  For  additional   information  regarding
securities ratings, please refer to Note 3B in the Financial Statements.


Most of our investments are on deposit with American Express Trust Company (formerly IDS Trust Company), Minneapolis, although we also maintain separate deposits as required by certain states. American Express Trust Company is a wholly owned subsidiary of AEFC. Copies of our Dec. 31, 1997 schedule of Investments in Securities of Unaffiliated Issuers are available upon request. For comments regarding the valuation, carrying values and unrealized appreciation (depreciation) of investment securities, see Notes 1, 2 and 3 to the Financial Statements.

Investment policies

In deciding how to diversify the portfolio -- among what types of investments in what amounts -- the officers and directors of IDSC use their best judgment, subject to applicable law. The following policies currently govern our investment decisions:

Debt securities -- Most of our investments are in debt securities as referenced in the table in "Backed by our investments" under "How your money is used and protected."


The price of bonds generally falls as interest rates increase, and rises as interest rates decrease. The price of a bond also fluctuates if its credit rating is upgraded or downgraded. The price of bonds below investment grade may react more to the ability of a company to pay interest and principal when due than to changes in interest rates. They have greater price fluctuations, are more likely to experience a default, and sometimes are referred to as junk bonds. Reduced market liquidity for these bonds may occasionally make it more difficult to value them. In valuing bonds, IDSC relies both on independent rating agencies and the investment manager's credit analysis. Under normal circumstances, at least 85% of the securities in IDSC's portfolio will be rated investment grade, or in the opinion of IDSC's investment advisor will be the equivalent of investment grade. Under normal circumstances, IDSC will not purchase any security rated below B- by Moody's Investors Service, Inc. or Standard & Poor's Corporation. Securities that are subsequently downgraded in quality may continue to be held by IDSC and will be sold only when IDSC believes it is advantageous to do so.


As of Dec. 31, 1997, IDSC held about 9% of its investment portfolio (including bonds, preferred stocks and mortgages) in investments rated below investment grade.

Purchasing securities on margin -- We will not purchase any securities on margin or participate on a joint basis or a joint-and-several basis in any trading account in securities.

Commodities -- We have not and do not intend to purchase or sell commodities or commodity contracts except to the extent that transactions described in "Financial transactions including hedges" in this section may be considered commodity contracts.

Underwriting -- We do not intend to engage in the public distribution of securities issued by others. However, if we purchase unregistered securities and later resell them, we may be considered an underwriter under federal securities laws.

Borrowing money -- From time to time we have established a line of credit if management believed borrowing was necessary or desirable. We may pledge some of our assets as security. We may occasionally use repurchase agreements as a way to borrow money. Under these agreements, we sell debt securities to our lender, and repurchase them at the sales price plus an agreed-upon interest rate within a specified period of time.

Real estate -- We may invest in limited partnership interests in limited partnerships that either directly, or indirectly through other limited partnerships, invest in real estate. We may invest directly in real estate. We also invest in mortgage loans. We expect that investments in real estate, either directly or through a subsidiary of IDSC, will be less than five percent of IDSC's assets.

Lending securities -- We may lend some of our securities to broker-dealers and receive cash equal to the market value of the securities as collateral. We invest this cash in short-term securities. If the market value of the securities goes up, the borrower pays us additional cash. During the course of the loan, the borrower makes cash payments to us equal to all interest, dividends and other distributions paid on the loaned securities. We will try to vote these securities if a major event affecting our investment is under consideration. We expect that outstanding securities loans will not exceed 10 percent of IDSC's assets.

When-issued securities -- Most of our investments in debt securities are purchased on a when-issued or similar basis. It may take as long as 45 days or more before these securities are issued and delivered to us. We generally do not pay for these securities or start earning on them until delivery. We have established procedures to ensure that sufficient cash is available to meet when-issued commitments. When-issued securities are subject to market fluctuations and they may affect IDSC's investment portfolio the same as owned securities.

     Financials transactions including hedges -- We buy or sell various types of options contracts for hedging purposes or as a trading technique to facilitate securities purchases or sales. We may buy interest rate caps for hedging purposes. These pay us a return if interest rates rise above a specified level. If interest rates do not rise above a specified level, the interest rate caps do not pay us a return. IDSC may enter into other financial transactions, including futures and other derivatives, for the purpose of managing the interest rate exposures associated with IDSC's assets or liabilities. Derivatives are financial instruments whose performance is derived, at least in part, from the performance of an underlying asset, security or index. A small change in the value of the underlying asset, security or index may cause a sizable gain or loss in the fair value of the derivative. We do not use derivatives for speculative purposes.


Illiquid securities -- A security is illiquid if it cannot be sold in the normal course of business within seven days at approximately its current market value. Some investments cannot be resold to the U.S. public because of their terms or government regulations. All securities, however, can be sold in private sales, and many may be sold to other institutions and qualified buyers or on foreign markets. IDSC's investment advisor will follow guidelines established by the board and consider relevant factors such as the nature of the security and the number of likely buyers when determining whether a security is illiquid. No more than 15% of IDSC's investment portfolio will be held in securities that are illiquid. In valuing its investment portfolio to determine this 15% limit, IDSC will use statutory accounting under an SEC order. This means that, for this purpose, the portfolio will be valued in accordance with applicable Minnesota law governing investments of life insurance companies, rather than generally accepted accounting principles.

Restrictions: There are no restrictions on concentration of investments in any particular industry or group of industries or on rates of portfolio turnover.


How your money is managed

Relationship between IDSC and American Express Financial Corporation

IDSC was originally organized as Investors Syndicate of America, Inc., a Minnesota corporation, on Oct. 15, 1940, and began business as an issuer of face amount investment certificates on Jan. 1, 1941. The company became a Delaware corporation on Dec. 31, 1977, and changed its name to IDS Certificate Company on April 2, 1984.

Before IDSC was created, AEFC (formerly known as IDS Financial Corporation), our parent company, had issued similar certificates since 1894. As of Jan. 1, 1995, IDS Financial Corporation changed its name to AEFC. IDSC and AEFC have never failed to meet their certificate payments.


During its many years in operation, AEFC has become a leading manager of investments in mortgages and securities. As of Dec. 31, 1997, AEFC managed investments, including its own, of more than $173 billion. American Express Financial Advisors Inc., a wholly owned subsidiary of AEFC, provides a broad range of financial planning services for individuals and businesses through its nationwide network of more than 175 offices and more than 8,500 financial advisors. American Express Financial Advisors' financial planning services are comprehensive, beginning with a detailed written analysis that's tailored to your needs. Your analysis may address one or all of these six essential areas: financial position, protection planning, investment planning, income tax planning, retirement planning and estate planning.


AEFC itself is a wholly owned subsidiary of American Express Company, a financial services company with executive offices at American Express Tower, World Financial Center, New York, NY 10285. American Express Company is a financial services company engaged through subsidiaries in other businesses including:

o travel related services (including American Express(R) Card and Travelers Cheque operations through American Express Travel Related Services Company, Inc.and its subsidiaries); and

o international banking services (through American Express Bank Ltd. and its subsidiaries including American Express Bank International).

American Express Financial Advisors Inc. is not a bank, and the securities offered by it, such as face amount certificates issued by IDSC, are not backed or guaranteed by any bank, nor are they insured by the FDIC.

Capital structure and certificates issued

IDSC has authorized, issued and has outstanding 150,000 shares of common stock, par value of $10 per share. AEFC owns all of the outstanding shares.


For fiscal year ended Dec. 31, 1997, IDSC had issued (in face amount) $165,818,152 of installment certificates and $1,470,915,530 of single payment certificates. As of Dec. 31, 1997, IDSC had issued (in face amount) $13,493,767,867 of installment certificates and $17,259,360,607 of single payment certificates since its inception in 1941.


Investment management and services

Under an Investment Advisory and Services Agreement, AEFC acts as our investment advisor and is responsible for:

o      providing investment research;
o      making specific investment recommendations; and

o executing purchase and sale orders according to our policy of obtaining the best price and execution.

All these activities are subject to direction and control by our board of directors and officers. Our agreement with AEFC requires annual renewal by our board, including a majority of directors who are not interested persons of AEFC or IDSC as defined in the federal Investment Company Act of 1940.


For its services, we pay AEFC a monthly fee, equal on an annual basis to a percentage of the total book value of certain assets (included assets). Effective Jan. 1, 1998, the fee on any amount over $1 billion was changed from 0.450% to 0.107%.


Advisory and services fee computation:

                                      Percentage of total

Included assets                       book value
First $250 million                       0.750%
Next 250 million                         0.650
Next 250 million                         0.550
Next 250 million                         0.500
Any amount over 1 billion                0.107

Included assets are all assets of IDSC except mortgage loans, real estate, and any other asset on which we pay an outside advisory or a service fee.


Advisory and services fees for the past three years were:

                                      Percentage of
Year           Total fees             included assets
1997           $17,232,602            0.50%
1996            16,989,093            0.50%
1995            16,472,458            0.50%

Estimated advisory and services fees for 1998 are $9,361,000.

Other expenses payable by IDSC: The Investment Advisory and Services Agreement provides that we will pay:

o       costs incurred by us in connection with real estate and mortgages;
o       taxes;
o       depository and custodian fees;
o       brokerage commissions;
        fees and expenses for services not covered by other agreements and provided to us at our request, or by requirement, by attorneys, auditors, examiners and professional consultants who are not officers or employees of AEFC;
o fees and expenses of our directors who are not officers or employees of AEFC;
o provision for certificate reserves (interest accrued on certificate holder accounts); and
o       expenses of customer settlements not attributable to any sales function.

Distribution

Under a Distribution Agreement with American Express Financial Advisors Inc. we pay an annual fee of $100 for the distribution of this certificate.

This fee is not assessed to your certificate account.

Transfer Agent


Under a Transfer Agency Agreement, American Express Client Service Corporation (AECSC), a wholly-owned subsidiary of AEFC, maintains certificate owner accounts and records. IDSC pays AECSC a monthly fee of one-twelfth of $10.353 per certificate owner account for this service.


Employment of other American Express affiliates

AEFC may employ another affiliate of American Express as executing broker for our portfolio transactions only if:

o we receive prices and executions at least as favorable as those offered by qualified independent brokers performing similar services;

o the affiliate charges us commissions consistent with those charged to comparable unaffiliated customers for similar transactions; and

o the affiliate's employment is consistent with the terms of the current Investment Advisory and Services Agreement and federal securities laws.

Directors and officers

IDSC's directors, chairman, president and controller are elected annually for a term of one year. The other executive officers are appointed by the president.


We paid a total of $38,000 during 1997 to directors not employed by AEFC.

Board of directors

David R. Hubers*
Born in 1943. Director since 1987.

President and chief executive officer of AEFC since 1993. Senior vice president and chief financial officer of AEFC from 1984 to 1993.

Charles W. Johnson
Born in 1929. Director since 1989.

Director, Communications Holdings, Inc. Former vice president and group executive, Industrial Systems, with Honeywell, Inc. Retired 1989.

Richard W. Kling*
Born in 1940. Director since 1996.

Chairman of the board of directors since 1996. Director of IDS Life Insurance Company since 1984; president since 1994. Executive vice president of marketing and products of AEFC from 1988 to 1994. Senior vice president of AEFC since 1994. Director of IDS Life Series Fund, Inc. and member of the board of managers of IDS Life Variable Annuity Funds A and B.

Edward Landes

Born in 1919. Director since 1984.

Development consultant. Director of IDS Life Insurance Company of New York. Director of Endowment Development, YMCA of Metropolitan Minneapolis. Vice president for Financial Development, YMCA of Metropolitan Minneapolis from 1985 through 1995. Former sales manager - Supplies Division and district manager - Data Processing Division of IBM Corporation. Retired 1983.

John V. Luck Ph.D.
Born in 1926. Director since 1987.

Former senior vice president - Science and Technology with General Mills, Inc. Employed with General Mills, Inc. since 1968. Retired 1988.

James A. Mitchell*
Born in 1941. Director since 1994.

Chairman of the board of directors from 1994 to 1996. Executive vice president marketing and products of AEFC since 1994. Senior vice president - insurance operations of AEFC and president and chief executive officer of IDS Life Insurance Company from 1986 to 1994.

Harrison Randolph
Born in 1916. Director since 1968.

Engineering, manufacturing and management consultant since 1978.

Gordon H. Ritz
Born in 1926. Director since 1968.

Director, Mid-America Publishing and Atrix International, Inc. Former president, Con Rad Broadcasting Corp. Former Director, Sunstar Foods.

Stuart A. Sedlacek*
Born in 1957. Director since 1994.

President since 1994. Vice president - assured assets of AEFC since 1994. Vice president and portfolio manager from 1988 to 1994. Executive vice president - assured assets of IDS Life Insurance Company since 1994.

*"Interested Person" of IDSC as that term is defined in Investment Company Act of 1940.

Executive officers

Stuart A. Sedlacek
Born in 1957. President since 1994.

Timothy S. Meehan
Born in 1957. Secretary since 1995.

Secretary of AEFC and American Express Financial Advisors Inc. since 1995. Senior counsel to AEFC since 1995. Counsel from 1990 to 1995.

Lorraine R. Hart

Born in 1951. Vice president-investments since 1994.

Vice president - insurance investments of AEFC since 1989. Vice president, investments of IDS Life Insurance Company since 1992.

Jay C. Hatlestad

Born in 1957. Vice president and controller of IDSC since 1994. Manager of investment accounting of IDS Life Insurance Company from 1986 to 1994.

Bruce A. Kohn

Born in 1951. Vice president and general counsel since 1993. Senior counsel to AEFC since 1996. Counsel to AEFC from 1992 to 1996. Associate counsel from 1987 to 1992.

F. Dale Simmons

Born in 1937. Vice president - real estate loan management since 1993. Vice president of AEFC since 1992. Senior portfolio manager of AEFC since 1989. Assistant vice president from 1987 to 1992.

The officers and directors as a group beneficially own less than 1% of the common stock of American Express Company.

IDSC has provisions in its bylaws relating to the indemnification of its officers and directors against liability, as permitted by law. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Independent auditors


A firm of independent auditors audits our financial statements at the close of each fiscal year (Dec. 31). Copies of our annual financial statements (audited) and semiannual financial statements (unaudited) are available to any certificate holder upon request.

Ernst & Young, LLP, Minneapolis, has audited the financial statements for each of the years in the three-year period ended Dec. 31, 1997. These statements are included in this prospectus. Ernst & Young, LLP, is also the auditor for American Express, the parent company of AEFC and IDSC.

Appendix

Description of corporate bond ratings

Bond ratings concern the quality of the issuing corporation. They are not an opinion of the market value of the security. Such ratings are opinions on whether the principal and interest will be repaid when due. A security's rating may change which could affect its price. Ratings by Moody's Investors Service, Inc. are Aaa, Aa, A, Baa, Ba, B, Caa, Ca and C. Ratings by Standard & Poor's Corporation are AAA, AA, A, BBB, BB, B, CCC, CC, C and D.

Aaa/AAA - Judged to be of the best quality and carry the smallest degree of investment risk. Interest and principal are secure.

Aa/AA - Judged to be high-grade although margins of protection for interest and principal may not be quite as good as Aaa or AAA rated securities.

A - Considered upper-medium grade. Protection for interest and principal is deemed adequate but may be susceptible to future impairment.

Baa/BBB - Considered medium-grade obligations. Protection for interest and principal is adequate over the short-term; however, these obligations may have certain speculative characteristics.

Ba/BB - Considered to have speculative elements. The protection of interest and principal payments may be very moderate.

B - Lack characteristics of more desirable investments. There may be small assurance over any long period of time of the payment of interest and principal.

Caa/CCC - Are of poor standing. Such issues may be in default or there may be risk with respect to principal or interest.

Ca/CC - Represent obligations that are highly speculative. Such issues are often in default or have other marked shortcomings.

C - Are obligations with a higher degree of speculation. These securities have major risk exposures to default.

D - Are in payment default. The D rating is used when interest payments or principal payments are not made on the due date.

Non-rated securities will be considered for investment. When assessing each non-rated security, IDSC will consider the financial condition of the issuer or the protection afforded by the terms of the security.

Quick telephone reference

Client Service Organization/Transaction Line
Withdrawals, transfers, inquiries

National/Minnesota:    800-437-3133
Mpls./St. Paul area:   612-671-3800

TTY Service
For the hearing impaired

800-846-4293

American Express Easy Access Line

Account  value,   cash  transactions   information,   current  rate  information
(automated response, Touchtone(R) phones only)

National/Minnesota:    800-862-7919
Mpls./St. Paul area:   800-862-7919

IDS Series D-1 Investment Certificate
IDS Tower 10
Minneapolis, MN  55440-0010

Distributed by American Express Financial Advisors Inc.

Summary of selected financial information

     The following selected financial information has been derived from the audited financial statements and should be read in conjunction with those statements and the related notes to financial statements. Also see Management's Discussion and Analysis of Financial Condition and Results of Operations for additional comments.

Year Ended Dec. 31,                               1997      1996      1995      1994      1993

                                                                  ($ thousands)

Statement of Operations Data:

Investment income                             $258,232  $251,481  $256,913  $207,975  $236,859
Investment expenses                             70,137    62,851    62,817    58,690    65,404

Net investment income before provision for
  certificate reserves and income tax benefit  188,095   188,630   194,096   149,285   171,455
Net provision for certificate reserves         165,136   171,968   176,407   107,288   123,516

Net investment income before income
  tax benefit                                   22,959    16,662    17,689    41,997    47,939
Income tax benefit                               3,682     6,537     9,097     2,663     3,365

Net investment income                           26,641    23,199    26,786    44,660    51,304

Realized gain (loss) on investments - net:

Securities of unaffiliated issuers                 980      (444)      452    (7,514)   (9,870)
Other - unaffiliated                                -        101      (120)    1,638      (418)

Net realized gain (loss) on investments
  before income taxes                              980      (343)      332    (5,876)  (10,288)
Income tax (expense) benefit                      (343)      120      (117)    2,047     4,617

Net realized gain (loss) on investments            637      (223)      215    (3,829)   (5,671)
Net income - wholly owned subsidiary               328     1,251       373       241       120

Net income                                     $27,606   $24,227   $27,374   $41,072   $45,753


Cash dividends declared                            $-    $65,000       $-    $40,200   $64,500

Balance Sheet Data:

Total assets                               $4,053,648 $3,563,234 $3,912,131 $3,040,857 $2,951,405
Certificate loans                              37,098     43,509     51,147     58,203     67,429
Certificate reserves                        3,724,978  3,283,191  3,628,574  2,887,405  2,777,451
Stockholder's equity                          239,510    194,550    250,307    141,852    161,138


IDS Certificate Company (IDSC) is 100% owned by American Express Financial Corporation (Parent).

Management's discussion and analysis of financial condition and results of operations

Results of operations:

     IDS Certificate Company's (IDSC) earnings are derived primarily from the after-tax yield on invested assets less investment expenses and interest credited on certificate reserve liabilities. Changes in earnings' trends occur largely due to changes in the rates of return on investments and the rates of interest credited to certificate owner accounts and also, the mix of fully taxable and tax-advantaged investments in the IDSC portfolio.

     During the year 1997, total assets and certificate reserves increased due to certificate sales exceeding certificate maturities and surrenders. The excess of certificate sales over maturities and surrenders resulted primarily from a special introductory offer of the 7- and 13-month term Flexible Savings certificate. The increase in total assets in 1997 reflects also, an increase of $27 million in net unrealized appreciation on investment securities classified as available for sale.

     During the year 1996, total assets and certificate reserves decreased due primarily to certificate maturities and surrenders exceeding certificate sales. The excess of certificate maturities and surrenders over certificate sales resulted primarily from lower accrual rates declared by IDSC during the year. The decrease in total assets in 1996 reflects also, a decrease in unrealized appreciation on investment securities classified as available for sale of $23 million and cash dividends paid to Parent of $65 million. The decrease in total assets in 1996 was tempered by an increase in payable for securities purchased of $62 million that settled in early 1997.

1997 Compared to 1996:

     Gross investment income increased 2.7% due primarily to a higher average balance of invested assets.

     Investment expenses increased 12% in 1997. The increase resulted primarily from higher amortization of premiums paid for index options of $4.4 million, higher distribution fees of $1.8 million and $3.2 million of interest expense on reverse repurchase and interest rate swap agreements entered into in 1997. These higher expenses were partially offset by $2.3 million lower amortization of premiums paid for interest rate caps, corridors and floors due primarily to the expiration of the cap and corridor agreements in 1996 and early 1997.

     Net provision for certificate reserves decreased 4.0% due primarily to the net of lower accrual rates and a higher average balance of certificate reserves during 1997.

     The decrease in income tax benefit resulted primarily from a lesser portion of net investment income before income tax benefit being attributable to tax-advantaged income.

1996 Compared to 1995:

Gross investment income decreased 2.1% due primarily to lower investment yields.

     Investment expenses increased slightly in 1996. The increase resulted primarily from higher amortization of premiums paid for index options of $2.1 million and higher investment advisory and services fee of $.5 million due to a slightly higher average asset base on which the fee is calculated. These increases were offset by lower distribution fees of $1.2 million due to lower certificate sales, and lower amortization of premiums paid for interest rate caps/corridors of $1.4 million. The lower amortization of interest rate caps/corridors reflects the net of $8.2 million lower amortization and $6.8 million less interest earned under the cap/corridor agreements.

     Net provision for certificate reserves decreased 2.5% due primarily to the net of lower accrual rates and a slightly higher average balance of certificate reserves during 1996.

     The decrease in income tax benefit resulted primarily from a lesser portion of net investment income before income tax benefit being attributable to tax-advantaged income.

Liquidity and cash flow:

     IDSC's principal sources of cash are payments from sales of face-amount certificates and cash flows from investments. In turn, IDSC's principal uses of cash are payments to certificate owners for matured and surrendered certificates, purchase of investments and payments of dividends to its Parent.

     Certificate sales remained strong in 1997 reflecting clients' ongoing desire for safety of principal. Sales of certificates totaled $1.5 billion in 1997 compared to $1.0 billion in 1996 and $1.8 billion in 1995. The higher certificate sales in 1997 over 1996 resulted primarily from a special introductory promotion of IDSC's 7- and 13-month term Flexible Savings certificate which produced sales of $238 million. Certificate sales in 1997 benefited also, from higher sales of the Preferred Investors certificate of $113 million and sales of the Special Deposits certificate of $85 million. The Preferred Investors certificate was first offered for sale early in the last quarter of 1996. The Special Deposits certificate was first offered for sale to private banking clients of American Express Bank Ltd. in Hong Kong late in the third quarter of 1997. Certificate sales in 1995 benefited from a special introductory promotion of IDSC's 11-month term Flexible Savings certificate which produced sales of $562 million.

     The special promotion of the 7- and 13-month term Flexible Savings certificate was offered from Sept. 10, 1997 to Nov. 25, 1997, and applied only to sales of new certificate accounts during the promotion period. Certificates sold during the promotion period received a special interest rate, determined on a weekly basis, of one percentage point above the Bank Rate Monitor Top 25 Market Average(TM) of comparable length certificates of deposit.

 The special promotion of the 11-month term Flexible Savings certificate was offered from May 10, 1995 to July 3, 1995, and applied only to sales of new certificate accounts during the promotion period. Certificates sold during the promotion period received a special interest rate of 7.0% for the 11-month term.

     Certificate maturities and surrenders totaled $1.3 billion during 1997 compared to $1.7 billion in 1996 and $1.0 billion in 1995. The higher certificate maturities and surrenders in 1996 resulted primarily from $461 million of surrenders of the 11-month Flexible Savings certificate. The surrenders of the 11-month Flexible Savings certificate resulted primarily from lower accrual rates declared by IDSC at term renewal, reflecting interest rates available in the marketplace.

     IDSC, as an issuer of face-amount certificates, is affected whenever there is a significant change in interest rates. In view of the uncertainty in the investment markets and due to the short-term repricing nature of certificate reserve liabilities, IDSC continues to invest in securities that provide for more immediate, periodic interest/principal payments, resulting in improved liquidity. To accomplish this, IDSC continues to invest much of its cash flow in mortgage-backed securities and intermediate-term bonds.

     IDSC's investment program is designed to maintain an investment portfolio that will produce the highest possible after-tax yield within acceptable risk standards with additional emphasis on liquidity. The program considers investment securities as investments acquired to meet anticipated certificate owner obligations.

     Under  Statement  of  Financial   Accounting   Standards  (SFAS)  No.  115,
"Accounting for Certain Investments in Debt and Equity Securities", debt securities that IDSC has both the positive intent and ability to hold to maturity are carried at amortized cost. Debt securities IDSC does not have the positive intent to hold to maturity, as well as all marketable equity securities, are classified as available for sale and carried at fair value. The available-for-sale classification does not mean that IDSC expects to sell these securities, but that under SFAS No. 115 positive intent criteria, these securities are available to meet possible liquidity needs should there be significant changes in market interest rates or certificate owner demand. See notes 1 and 3 to the financial statements for additional information relating to SFAS No. 115.

     At Dec. 31, 1997, securities classified as held to maturity and carried at amortized cost were $.8 billion. Securities classified as available for sale and carried at fair value were $2.9 billion. These securities, which comprise 92% of IDSC's total invested assets, are well diversified. Of these securities, 98% have fixed maturities of which 91% are of investment grade. Other than U.S. Government Agency mortgage-backed securities, no one issuer represents more than 1% of total securities. See note 3 to financial statements for additional information on ratings and diversification.

 During the year ended Dec. 31, 1997, IDSC sold held-to-maturity securities with an amortized cost and fair value of $33.0 million and $33.9 million, respectively. The securities were sold due to significant deterioration in the issuers' creditworthiness. During the same period in 1997, securities classified as available for sale were sold with an amortized cost and fair value of $161 million. The securities were sold in general management of the investment portfolio.

     There were no transfers of available-for-sale or held-to-maturity securities during the years ended Dec. 31, 1997 and 1996. During the year ended Dec. 31, 1995, investment securities, primarily municipal bonds, with an amortized cost and fair value of $112 million and $117 million, respectively, were reclassified from held to maturity to available for sale. The reclassification was made on Dec. 4, 1995, as a result of IDSC adopting the FASB Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities".

Market risk and derivative financial instruments:

     The sensitivity analysis of two different tests of market risk discussed below estimate the effects of hypothetical sudden and sustained changes in the applicable market conditions on the ensuing one year's earnings. The market changes, assumed to occur as of Dec. 31, 1997, are a 100 basis point increase in market interest rates and a 10% decline in a major stock market index. Computation of the prospective effects of hypothetical interest rate and major stock market index changes are based on numerous assumptions, including relative levels of market interest rates and the major stock market index level, as well as the levels of assets and liabilities. The hypothetical changes and assumptions will be different than what actually occurs in the future. Furthermore, the computations do not anticipate actions that may be taken by management if the hypothetical market changes actually occurred over time. As a result, actual earnings affects in the future will differ from those quantified below.

     IDSC primarily invests in intermediate-term and long-term fixed income securities to provide its certificate owners with a competitive rate of return on their certificates while managing risk. These investment securities provide IDSC with a historically dependable and targeted margin between the interest rate earned on investments and the interest rate credited to certificate owners' accounts. IDSC does not invest in securities to generate trading profits for its own account.

     IDSC's Investment Committee, which comprises senior business managers, meets regularly to review models projecting different interest rate scenarios and their impact on IDSC's profitability. The committee's objective is to structure IDSC's portfolio of investment securities based upon the type and behavior of the certificates in the certificate reserve liabilities, to achieve targeted levels of profitability and meet certificate contractual obligations

     Rates credited to certificate owners' accounts are generally reset at shorter intervals than the maturity of underlying investments. Therefore, IDSC's margins may be negatively impacted by increases in the general level of interest rates. Part of the committee's strategies include the purchase of derivatives, such as interest rate caps, corridors, floors and swaps, for hedging purposes. On a certain series of certificates, interest is credited to the certificate owners' accounts based upon the relative change in a major stock market index between the beginning and end of the certificates' term. As a means of hedging its obligations under the provisions of these certificates, the committee purchases and writes call options on the major stock market index. See note 9 to the financial statements for additional information regarding derivative financial instruments.

     The negative impact on IDSC's earnings of the 100 basis point increase in interest rates described above would be approximately $5.9 million pretax. It assumes repricings and customer behavior based on the application of proprietary models to the book of business at Dec. 31, 1997. The 10% decrease in a major stock market index level would have a minimal impact on IDSC's earnings because the income effect is a decrease in option income and a corresponding decrease in interest credited to the Stock Market certificate owners' accounts.

Year 2000 Issue:

     The Year 2000 issue is the result of computer programs having been written using two digits rather than four to define a year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in the failure of major systems or miscalculations, which could have a material impact on the operations of IDSC. All of the systems used by IDSC are maintained by its Parent and are utilized by multiple subsidiaries and affiliates of the Parent. IDSC's business is heavily dependent upon the Parent's computer systems, and has significant interactions with systems of third parties.

     A comprehensive review of the Parent's computer systems and business processes, including those specific to IDSC, has been conducted to identify the major systems that could be affected by the Year 2000 issue. Steps are being taken to resolve any potential problems including modification to existing software and the purchase of new software. These measures are scheduled to be completed and tested on a timely basis. The Parent's goal is to complete internal remediation and testing of each system by the end of 1998 and to continue compliance efforts through 1999.

     The Parent is evaluating the Year 2000 readiness of advisors and other third parties whose system failures could have an impact on IDSC's operations. The potential materiality of any such impact is not known at this time.

Ratios:

     The ratio of stockholder's equity, excluding net unrealized holding gains on investment securities, to total assets less certificate loans and net unrealized holding gains on investment securities at Dec. 31, 1997 and 1996 was 5.2%. IDSC's current regulatory requirement is a ratio of 5.0%.

Annual Financial Information

IDS Certificate Company

Responsibility for Preparation of Financial Statements

     The management of IDS Certificate Company (IDSC) is responsible for the preparation and fair presentation of its financial statements. The financial statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances, and include amounts based on the best judgment of management. IDSC's management is also responsible for the accuracy and consistency of other financial information included in the prospectus.

     In recognition of its responsibility for the integrity and objectivity of data in the financial statements, IDSC maintains a system of internal control over financial reporting. The system is designed to provide reasonable, but not absolute, assurance with respect to the reliability of IDSC's financial statements. The concept of reasonable assurance is based on the notion that the cost of the internal control system should not exceed the benefits derived.

     The internal control system is founded on an ethical climate and includes an organizational structure with clearly defined lines of responsibility, policies and procedures, a Code of Conduct, and the careful selection and training of employees. Internal auditors monitor and assess the effectiveness of the internal control system and report their findings to management throughout the year. IDSC's independent auditors are engaged to express an opinion on the year-end financial statements and, with the coordinated support of the internal auditors, review the financial records and related data and test the internal control system over financial reporting.

Report of Independent Auditors

The Board of Directors and Security Holders
IDS Certificate Company:

     We have audited the accompanying balance sheets of IDS Certificate Company, a wholly owned subsidiary of American Express Financial Corporation, as of December 31, 1997 and 1996, and the related statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the management of IDS Certificate Company. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned as of December 31, 1997 and 1996 by correspondence with custodians and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IDS Certificate Company at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

ERNST & YOUNG  LLP

Minneapolis, Minnesota
February 5, 1998


Balance Sheets, Dec. 31,

Assets

Qualified Assets (note 2)                                             1997      1996
                                                                 ($ thousands)

Investments in unaffiliated issuers (notes 3, 4 and 10):

  Cash and cash equivalents                                            $-   $111,331
  Held-to-maturity securities                                      758,143   863,921
  Available-for-sale securities                                  2,911,524 2,212,968
  First mortgage loans on real estate                              212,433   218,697
  Certificate loans - secured by certificate reserves               37,098    43,509
Investments in and advances to affiliates                            6,772     6,444

Total investments                                                3,925,970 3,456,870

Receivables:

  Dividends and interest                                            48,817    44,013
  Investment securities sold                                         1,635       654

Total receivables                                                   50,452    44,667

Other (notes 9 and 10)                                              56,127    36,164

Total qualified assets                                           4,032,549 3,537,701

Other Assets

Deferred distribution fees and other                                21,099    25,533

Total assets                                                    $4,053,648 $3,563,234

See notes to financial statements.


Balance Sheets, Dec. 31, (continued)

Liabilities and Stockholder's Equity

Liabilities                                                           1997      1996
                                                                 ($ thousands)
Certificate Reserves (notes 5 and 10):
  Installment certificates:

    Reserves to mature                                            $343,219  $344,344
    Additional credits and accrued interest                         19,554    21,931
    Advance payments and accrued interest                              968     1,198
    Other                                                               56        55
  Fully paid certificates:

    Reserves to mature                                           3,186,191 2,747,690
    Additional credits and accrued interest                        174,699   167,673
  Due to unlocated certificate holders                                 291       300

Total certificate reserves                                       3,724,978 3,283,191

Accounts Payable and Accrued Liabilities:

  Due to Parent (note 7A)                                            1,639     1,424
  Due to Parent for federal income taxes                               495     1,737
  Due to affiliates (note 7B, 7C and 7D)                               331       279
  Reverse repurchase agreements                                     22,000        -
  Payable for investment securities purchased                       19,601    61,979
  Accounts payable, accrued expenses and other (notes 9 and 10)     29,919    11,977

Total accounts payable and accrued liabilities                      73,985    77,396

Deferred federal income taxes (note 8)                              15,175     8,097

Total liabilities                                                3,814,138 3,368,684

Commitments (note 4)

Stockholder's Equity (notes 5B, 5C, and 6):

Common stock, $10 par - authorized and issued 150,000 shares         1,500     1,500
Additional paid-in capital                                         143,844   143,844
Retained earnings:

  Appropriated for predeclared additional credits/interest           6,375    11,989
  Appropriated for additional interest on advance payments              50        50
  Unappropriated                                                    55,948    22,728
Unrealized holding gains on investment

  securities - net (note 3A)                                        31,793    14,439

Total stockholder's equity                                         239,510   194,550

Total liabilities and stockholder's equity                      $4,053,648 $3,563,234

See notes to financial statements.


Statements of Operations

Year ended Dec. 31,                                         1997      1996      1995
                                                                 ($ thousands)
Investment Income:

Interest income from investments:
  Bonds and notes:

    Unaffiliated issuers                                $191,190  $184,653  $181,902
  Mortgage loans on real estate:
    Unaffiliated                                          18,053    19,583    22,171
    Affiliated                                                -         36        56
  Certificate loans                                        2,200     2,533     2,963
Dividends                                                 44,543    44,100    48,614
Other                                                      2,246       576     1,207

Total investment income                                  258,232   251,481   256,913

Investment Expenses:

Parent and affiliated company fees (note 7):

  Distribution                                            34,507    32,732    33,977
  Investment advisory and services                        17,233    16,989    16,472
  Depositary                                                 238       228       242
Options (note 9)                                          14,597    10,156     8,038
Interest rate caps, corridors and floors (note 9)             35     2,351     3,725
Reverse repurchase agreements                              1,217        -         -
Interest rate swap agreements (note 9)                     1,956        -         -
Other                                                        354       395       363

Total investment expenses                                 70,137    62,851    62,817

Net investment income before provision
  for certificate reserves and income tax benefit       $188,095  $188,630  $194,096

See notes to financial statements.



Statements of Operations (continued)

Year ended Dec. 31,                                         1997      1996      1995
                                                                 ($ thousands)
Provision for Certificate  Reserves  (notes 5 and 9):
According to the terms of the certificates:

  Provision for certificate reserves                      $9,796   $10,445   $11,009
  Interest on additional credits                           1,244     1,487     2,300
  Interest on advance payments                                50        61        73
Additional credits/interest authorized by IDSC:

  On fully paid certificates                             150,752   155,411   157,857
  On installment certificates                              4,323     5,637     6,288

Total provision for certificate reserves before reserve
  recoveries                                             166,165   173,041   177,527
Reserve recoveries from terminations
 prior to maturity                                        (1,029)   (1,073)   (1,120)

Net provision for certificate reserves                   165,136   171,968   176,407

Net investment income before income tax benefit           22,959    16,662    17,689
Income tax benefit (note 8)                                3,682     6,537     9,097

Net investment income                                     26,641    23,199    26,786

Realized gain (loss) on investments - net:

  Securities of unaffiliated issuers                         980      (444)      452
  Other-unaffiliated                                          -        101      (120)

Net realized gain (loss) on investments before income taxes  980      (343)      332

Income tax (expense) benefit (note 8):

  Current                                                   (304)      772       160
  Deferred                                                   (39)     (652)     (277)

Total income tax (expense) benefit                          (343)      120      (117)

Net realized gain (loss) on investments                      637      (223)      215

Net income - wholly owned subsidiary                         328     1,251       373

Net income                                               $27,606   $24,227   $27,374

See notes to financial statements.



Statements of Stockholder's Equity

Year ended Dec. 31,                                         1997      1996      1995
                                                                 ($ thousands)

Common Stock:

Balance at beginning and end of year                      $1,500    $1,500    $1,500

Additional Paid-in Capital:

Balance at beginning of year                            $143,844  $168,844  $140,344
Contribution from Parent                                      -         -     28,500
Cash dividends declared                                       -    (25,000)       -

Balance at end of year                                  $143,844  $143,844  $168,844

Retained Earnings:

Appropriated for predeclared additional credits/interest (note 5B):
Balance at beginning of year                             $11,989   $18,878   $18,398
Transferred (to) from unappropriated retained earnings    (5,614)   (6,889)      480

Balance at end of year                                    $6,375   $11,989   $18,878

Appropriated for additional interest on advance payments (note 5C):
Balance at beginning and end of year                         $50       $50       $50

Unappropriated (note 6):

Balance at beginning of year                             $22,728   $31,612    $4,718
Net income                                                27,606    24,227    27,374
Transferred from (to) appropriated retained earnings       5,614     6,889      (480)
Cash dividends declared                                       -    (40,000)       -

Balance at end of year                                   $55,948   $22,728   $31,612

Unrealized holding gains and losses on investment securities net (notes 1 and 3A):

Balance at beginning of year                             $14,439   $29,423  ($23,158)
Change during year                                        17,354   (14,984)   52,581

Balance at end of year                                   $31,793   $14,439   $29,423

Total stockholder's equity                              $239,510  $194,550  $250,307

See notes to financial statements.




Statements of Cash Flows

Year ended Dec. 31,                                               1997      1996        1995
                                                                        ($ thousands)
Cash flows from operating activities:

Net income                                                     $27,606   $24,227     $27,374
Adjustments to reconcile net income to net
cash provided by operating activities:

  Net income of wholly owned subsidiary                           (328)   (1,251)       (373)
  Net provision for certificate reserves                       165,136   171,968     176,407
  Interest income added to certificate loans                    (1,414)   (1,631)     (1,902)
  Amortization of premiums/discounts-net                        15,484    14,039      19,232
  Provision for deferred federal income taxes                   (2,266)   (1,124)     (2,652)
  Net realized (gain) loss on investments before income taxes     (980)      343        (332)
  (Increase) decrease in dividends and interest receivable      (4,804)    5,619      (7,371)
  Decrease (increase) in deferred distribution fees              4,434     2,761      (1,144)
  Decrease in other assets                                          -         -          466
  Increase (decrease) in other liabilities                         443      (679)     (1,549)

Net cash provided by operating activities                      203,311   214,272     208,156

Cash flows from investing activities:
Maturity and redemption of investments:

  Held-to-maturity securities                                   76,678   163,066     315,766
  Available-for-sale securities                                408,019   537,565     325,521
  Other investments                                             79,929    52,189      46,004
Sale of investments:
  Held-to-maturity securities                                   33,910    24,984      22,305
  Available-for-sale securities                                160,207   356,194      48,372
  Other investments                                                 -        385          21
Certificate loan payments                                        4,814     6,003       6,061
Purchase of investments:
  Held-to-maturity securities                                   (4,565)  (49,984)   (208,140)
  Available-for-sale securities                             (1,283,620) (617,138) (1,397,983)
  Other investments                                            (62,831)  (28,617)    (17,234)
Certificate loan fundings                                       (5,021)   (5,288)     (7,776)

Net cash (used in) provided by investing activities          ($592,480) $439,359   ($867,083)

See notes to financial statements.



Statements of Cash Flows (continued)

Year ended Dec. 31,                                         1997      1996      1995
                                                                 ($ thousands)

Cash flows from financing activities:

Payments from certificate owners                      $1,580,013  $1,129,023  $1,577,884
Capital contribution from Parent                              -         -         28,500
Proceeds from reverse repurchase agreements              433,000        -           -
Certificate maturities and cash surrenders            (1,324,175) (1,663,196) (1,030,712)
Payments under reverse repurchase agreements            (411,000)       -           -
Dividends paid                                                -      (65,000)       -

Net cash provided by (used in) financing activities      277,838    (599,173)    575,672

Net (decrease) increase in cash and cash equivalents    (111,331)     54,458     (83,255)
Cash and cash equivalents beginning of year              111,331      56,873     140,128

Cash and cash equivalents end of year                        $-     $111,331     $56,873


Supplemental disclosures including non-cash transactions:

Cash (paid) received for income taxes                      ($104)     $7,195      $6,854
Certificate maturities and surrenders through
  loan reductions                                          8,032       8,554      10,673

See notes to financial statements.

Notes to Financial Statements ($ in thousands unless indicated otherwise)

1.  Nature of business and summary of significant accounting policies

Nature of business

     IDS Certificate Company (IDSC) is a wholly owned subsidiary of American Express Financial Corporation (Parent), which is a wholly owned subsidiary of American Express Company. IDSC is registered as an investment company under the Investment Company Act of 1940 ("the 1940 Act") and is in the business of issuing face-amount investment certificates. The certificates issued by IDSC are not insured by any government agency. IDSC's certificates are sold primarily by American Express Financial Advisors Inc.'s (an affiliate) field force operating in 50 states, the District of Columbia and Puerto Rico. IDSC's Parent acts as investment advisor for IDSC.

     IDSC currently offers eight types of certificates with specified maturities ranging from ten to twenty years. Within their specified maturity, most certificates have interest rate terms of one to thirty-six months. In addition, one type of certificate has interest tied, in whole or in part, to any upward movement in a broad-based stock market index. Except for two types of certificates, all of the certificates are available as qualified investments for Individual Retirement Accounts or 401(k) plans and other qualified retirement plans.

     IDSC's gross income is derived primarily from interest and dividends generated by its investments. IDSC's net income is determined by deducting from such gross income its provision for certificate reserves, and other expenses, including taxes, the fee paid to Parent for investment advisory and other services, and the distribution fees paid to American Express Financial Advisors Inc.

     Described below are certain accounting policies that are important to an understanding of the accompanying financial statements.

Basis of financial statement presentation

     The accompanying financial statements are presented in accordance with generally accepted accounting principles. IDSC uses the equity method of accounting for its wholly owned unconsolidated subsidiary, which is the method prescribed by the Securities and Exchange Commission (SEC) for non-investment company subsidiaries of issuers of face-amount certificates. Certain amounts from prior years have been reclassified to conform to the current year presentation.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of income and expenses during the year then ended. Actual results could differ from those estimates.

Fair values of financial instruments

     The fair values of financial instruments disclosed in the notes to financial statements are estimates based upon current market conditions and perceived risks, and require varying degrees of management judgment.

Notes to Financial Statements ($ in thousands unless indicated otherwise)

Preferred stock dividend income

     IDSC recognizes dividend income from cumulative redeemable preferred stocks with fixed maturity amounts on an accrual basis similar to that used for recognizing interest income on debt securities. Dividend income from perpetual preferred stock is recognized on an ex-dividend basis.

Securities

     Cash equivalents are carried at amortized cost, which approximates fair value. IDSC has defined cash and cash equivalents as cash in banks and highly liquid investments with a maturity of three months or less at acquisition and are not interest rate sensitive.

     Debt securities that IDSC has both the positive intent and ability to hold to maturity are carried at amortized cost. Debt securities IDSC does not have the positive intent to hold to maturity, as well as all marketable equity securities, are classified as available for sale and carried at fair value. Unrealized holding gains and losses on securities classified as available for sale are carried, net of deferred income taxes, as a separate component of stockholder's equity.

     The basis for determining cost in computing realized gains and losses on securities is specific identification. When there is a decline in value that is other than temporary, the securities are carried at estimated realizable value with the amount of adjustment included in income.

First mortgage loans on real estate

     Mortgage loans are carried at amortized cost, less reserves for losses, which is the basis for determining any realized gains or losses. The estimated fair value of the mortgage loans is determined by a discounted cash flow analysis using mortgage interest rates currently offered for mortgages of similar maturities.

     Impairment is measured as the excess of the loan's recorded investment over its present value of expected principal and interest payments discounted at the loan's effective interest rate, or the fair value of collateral. The amount of the impairment is recorded in a reserve for mortgage loan losses.

     The reserve for mortgage loan losses is maintained at a level that management believes is adequate to absorb estimated losses in the portfolio. The level of the reserve account is determined based on several factors, including historical experience, expected future principal and interest payments, estimated collateral values, and current and anticipated economic and political conditions. Management regularly evaluates the adequacy of the reserve for mortgage loan losses.

     IDSC generally stops accruing interest on mortgage loans for which interest payments are delinquent more than three months. Based on Management's judgment as to the ultimate collectibility of principal, interest payments received are either recognized as income or applied to the recorded investment in the loan.

Notes to Financial Statements ($ in thousands unless indicated otherwise)

Certificates

     Investment certificates may be purchased either with a lump-sum payment or by installment payments. Certificate owners are entitled to receive at maturity a definite sum of money. Payments from certificate owners are credited to investment certificate reserves. Investment certificate reserves accumulate at specified percentage rates as declared by IDSC. Reserves also are maintained for advance payments made by certificate owners, accrued interest thereon, and for additional credits in excess of minimum guaranteed rates and accrued interest thereon. On certificates allowing for the deduction of a surrender charge, the cash surrender values may be less than accumulated investment certificate reserves prior to maturity dates. Cash surrender values on certificates allowing for no surrender charge are equal to certificate reserves. The payment distribution, reserve accumulation rates, cash surrender values, reserve values and other matters are governed by the 1940 Act.

Deferred distribution fee expense

     On certain series of certificates, distribution fees are deferred and amortized over the estimated lives of the related certificates, which is approximately 10 years. Upon surrender prior to maturity, unamortized deferred distribution fees are recognized in expense and any related surrender charges are recognized as a reduction in provision for certificate reserves.

Federal income taxes

     IDSC's taxable income or loss is included in the consolidated federal income tax return of American Express Company. IDSC provides for income taxes on a separate return basis, except that, under an agreement between Parent and American Express Company, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of Parent and its subsidiaries that Parent will reimburse a subsidiary for any tax benefits recorded.

2. Deposit of assets and maintenance of qualified assets

     A) Under the provisions of its certificates and the 1940 Act, IDSC was required to have qualified assets (as that term is defined in Section 28(b) of the 1940 Act) in the amount of $3,694,204 and $3,259,260 at Dec. 31, 1997 and
1996, respectively. IDSC had qualified assets of $3,964,036 at Dec. 31, 1997 and $3,453,508 at Dec. 31, 1996, excluding net unrealized appreciation on available-for-sale securities of $48,912 and $22,214 at Dec. 31, 1997 and 1996, respectively and payable for securities purchased of $19,601 and $61,979 at Dec. 31, 1997 and 1996, respectively.

     Qualified assets are valued in accordance with such provisions of Minnesota Statutes as are applicable to investments of life insurance companies. Qualified assets for which no provision for valuation is made in such statutes are valued in accordance with rules, regulations or orders prescribed by the SEC. These values are the same as financial statement carrying values, except for debt securities classified as available for sale and all marketable equity securities, which are carried at fair value in the financial statements but are valued at amortized cost for qualified asset and deposit maintenance purposes.

Notes to Financial Statements ($ in thousands unless indicated otherwise)

     B) Pursuant to provisions of the certificates, the 1940 Act, the central depositary agreement and to requirements of various states, qualified assets of IDSC were deposited as follows:

                                             Dec. 31, 1997

                                              Required
                                    Deposits  deposits   Excess

Deposits to meet certificate
liability requirements:

States                                  $363       $328       $35
Central Depositary                 3,826,505  3,650,121   176,384

Total                             $3,826,868 $3,650,449  $176,419

                                             Dec. 31, 1996

                                              Required
                                    Deposits  deposits   Excess

Deposits to meet certificate
liability requirements:

States                                  $362       $330       $32
Central Depositary                 3,355,041  3,203,076   151,965

Total                             $3,355,403  $3,203,406 $151,997

     The assets on deposit at Dec. 31, 1997 and 1996 consisted of securities having a deposit value of $3,580,866 and $3,117,715, respectively; mortgage loans of $212,433 and $218,697, respectively; and other assets of $33,569 and $18,991, respectively.

American Express Trust Company is the central depositary for IDSC. See note 7C.

3.  Investments in securities

     A) Fair values of investments in securities represent market prices or estimated fair values when quoted prices are not available. Estimated fair values are determined by IDSC using established procedures, involving review of market indexes, price levels of current offerings and comparable issues, price estimates and market data from independent brokers and financial files. The procedures are reviewed annually. IDSC's vice president - investments reports to the board of directors on an annual basis regarding such pricing sources and procedures to provide assurance that fair value is being achieved.

Notes to Financial Statements ($ in thousands unless indicated otherwise)

     The following is a summary of securities held to maturity and securities available for sale at Dec. 31, 1997 and Dec. 31, 1996.

                                                    Dec. 31, 1997
                                                         Gross     Gross
                                   Amortized   Fair   unrealized  unrealized
                                      cost     value     gains     losses

HELD TO MATURITY

U.S. Government and
  agencies obligations                  $363      $369        $6       $-
Mortgage-backed securities            29,340    29,969       629        -
Corporate debt securities            242,050   248,455     6,493        88
Stated maturity preferred stock      486,390   505,522    19,332       200

                                    $758,143  $784,315   $26,460      $288
AVAILABLE FOR SALE

Mortgage-backed securities        $1,251,283 $1,274,417   $23,336      $202
State and municipal obligations       41,116     42,526     1,410        -
Corporate debt securities          1,417,668  1,438,640    22,636     1,664
Stated maturity preferred stock       63,214     64,444     1,284        54
Perpetual preferred stock             88,726     91,497     2,771        -
Common stock                             605         -         -        605

                                  $2,862,612 $2,911,524   $51,437    $2,525

                                                    Dec. 31, 1996
                                                         Gross     Gross
                                   Amortized    Fair   unrealized unrealized
                                      cost     value     gains     losses
HELD TO MATURITY

U.S. Government and
  agencies obligations                  $362      $365        $4        $1
Mortgage-backed securities            38,435    38,834       743       344
Corporate debt securities            266,642   274,235     8,447       854
Stated maturity preferred stock      558,482   576,603    19,513     1,392

                                    $863,921  $890,037   $28,707    $2,591
AVAILABLE FOR SALE

Mortgage-backed securities        $1,009,738 $1,021,603   $14,164    $2,299
State and municipal obligations       55,876     57,726     1,850        -
Corporate debt securities          1,000,316  1,008,077    10,808     3,047
Stated maturity preferred stock       52,458     52,139       109       428
Perpetual preferred stock             68,000     68,282       317        35
Common stock                           4,366      5,141       775        -

                                  $2,190,754 $2,212,968   $28,023    $5,809

Notes to Financial Statements ($ in thousands unless indicated otherwise)

     The amortized cost and fair value of securities held to maturity and available for sale, by contractual maturity, at Dec. 31, 1997, are shown below. Cash flows will differ from contractual maturities because issuers may have the right to call or prepay obligations.


                                                       Amortized    Fair
                                                          cost     value

HELD TO MATURITY
Due within 1 year                                        $78,343   $78,991
Due after 1 through 5 years                              381,844   393,317
Due after 5 years through 10 years                       168,247   175,540
Due after 10 years                                       100,369   106,498
                                                         728,803   754,346

Mortgage-backed securities                                29,340    29,969

                                                        $758,143  $784,315

AVAILABLE FOR SALE

Due within 1 year                                        $53,744   $54,074
Due after 1 through 5 years                              785,191   794,535
Due after 5 years through 10 years                       469,792   480,813
Due after 10 years                                       213,271   216,188
                                                       1,521,998 1,545,610

Mortgage-backed securities                             1,251,283 1,274,417
Perpetual preferred stock                                 88,726    91,497
Common stock                                                 605        -

                                                      $2,862,612 $2,911,524


     During the years ended Dec. 31, 1997 and 1996, there were no securities classified as trading securities.

     The proceeds from sales of available-for-sale securities and the gross realized gains and gross realized losses on those sales during the years ended Dec. 31, 1997, 1996 and 1995, were as follows:

                                                1997      1996      1995
Proceeds                                      $161,188  $313,976   $83,970
Gross realized gains                             1,292       456        36
Gross realized losses                            1,637     5,836     1,854


     Sales  of   held-to-maturity   securities,   due  to   significant   credit
deterioration, during the years ended Dec. 31, 1997, 1996 and 1995, were as follows:

                                                1997      1996      1995
Amortized cost                                 $32,969   $22,297   $22,782
Gross realized gains                             1,621     3,200         2
Gross realized losses                              680       513       479


Notes to Financial Statements ($ in thousands unless indicated otherwise)

     During the years ended Dec. 31, 1997 and 1996, no securities were reclassified from held to maturity to available for sale. During the year ended Dec. 31, 1995, securities with an amortized cost and fair value of $111,967 and $116,882, respectively, were reclassified from held to maturity to available for sale. The reclassification was made on Dec. 4, 1995, as a result of adopting the FASB Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities".

     B) Investments in securities with fixed maturities comprised 89% and 85% of IDSC's total invested assets at Dec. 31, 1997 and 1996, respectively. Securities are rated by Moody's and Standard & Poors (S&P), or by Parent's internal analysts, using criteria similar to Moody's and S&P, when a public rating does not exist. A summary of investments in securities with fixed maturities by rating of investment is as follows:

Rating                                1997      1996
Aaa/AAA                                 44%       41%
Aa/AA                                    1         1
Aa/A                                     1         1
A/A                                     14        20
A/BBB                                    6         6
Baa/BBB                                 25        24
Below investment grade                   9         7
                                       100%      100%

     Of the securities rated Aaa/AAA, 83% at Dec. 31, 1997 and 87% at Dec. 31, 1996 are U.S. Government Agency mortgage-backed securities that are not rated by a public rating agency. Approximately 9% at Dec. 31, 1997 and 11% at Dec. 31, 1996 of other securities with fixed maturities are rated by Parent's internal analysts. At Dec. 31, 1997 and 1996 no one issuer, other than U.S. Government Agency mortgage-backed securities, is greater than 1% of IDSC's total investment in securities with fixed maturities.

     C) IDSC reserves freedom of action with respect to its acquisition of restricted securities that offer advantageous and desirable investment opportunities. In a private negotiation, IDSC may purchase for its portfolio all or part of an issue of restricted securities. Since IDSC would intend to purchase such securities for investment and not for distribution, it would not be "acting as a distributor" if such securities are resold by IDSC at a later date.

     The fair values of restricted securities are determined by the board of directors using the procedures and factors described in note 3A.

     In the event IDSC were to be deemed to be a distributor of the restricted securities, it is possible that IDSC would be required to bear the costs of registering those securities under the Securities Act of 1933, although in most cases such costs would be incurred by the issuer of the restricted securities.

Notes to Financial Statements ($ in thousands unless indicated otherwise)

4. Investments in first mortgage loans on real estate

     At Dec. 31, 1997 and 1996, IDSC's recorded investment in impaired mortgage loans was $363 and $847, respectively, and the reserve for loss on those amounts was $261 and $611, respectively. During 1997, 1996 and 1995, the average recorded investment in impaired mortgage loans was $743, $925 and $1,052, respectively.

     IDSC recognized $37, $88 and $53 of interest income related to impaired mortgage loans for the years ended Dec. 31, 1997, 1996 and 1995, respectively.

     During the years ended Dec. 31, 1997, 1996 and 1995, there were no changes in the reserve for loss on mortgage loans of $611.

     At Dec. 31, 1997 and 1996, approximately 5% and 6%, respectively, of IDSC's invested assets were first mortgage loans on real estate. A summary of first mortgage loans by region and type of real estate is as follows:


Region                                    1997       1996
South Atlantic                              23%        22%
West North Central                          21         17
East North Central                          18         21
Mountain                                    13         15
Middle Atlantic                             11         14
West South Central                           6          5
New England                                  5          3
Pacific                                      3          3

                                           100%       100%

Property Type                             1997       1996

Retail/shopping centers                     31%        36%
Apartments                                  23         33
Office buildings                            20          9
Industrial buildings                        17         13
Other                                        9          9

                                           100%       100%

Notes to Financial Statements ($ in thousands unless indicated otherwise)

     The carrying amounts and fair values of first mortgage loans on real estate are as follows at Dec. 31. The fair values are estimated using discounted cash flow analysis, using market interest rates currently being offered for loans with similar maturities.

                                   Dec. 31, 1997       Dec. 31, 1996

                                    Carrying    Fair    Carrying    Fair
                                     amount    value     amount    value

First mortgage loans on real estate $213,044  $216,951  $219,308  $221,253
Reserve for losses                      (611)       -       (611)       -

Net first mortgage loans on
real estate                         $212,433  $216,951  $218,697  $221,253

     At Dec. 31, 1997 and 1996, commitments for fundings of first mortgage loans, at market interest rates, aggregated $9,375 and $9,300, respectively. IDSC employs policies and procedures to ensure the creditworthiness of the borrowers and that funds will be available on the funding date. IDSC's loan fundings are restricted to 80% or less of the market value of the real estate at the time of the loan funding. Management believes there is no fair value for these commitments.

5.  Certificate reserves

     Reserves maintained on outstanding certificates have been computed in accordance with the provisions of the certificates and Section 28 of the 1940 Act. The average rates of accumulation on certificate reserves at Dec. 31, 1997 and 1996 were:
                                                            1997

                                                          Average      Average
                                             Reserve       gross      additional
                                             balance    accumulation    credit
                                                            rate         rate
Installment certificates:

Reserves to mature:
  With guaranteed rates                        $24,316       3.50        1.35%
  Without guaranteed rates (A)                 318,903         -         2.96
Additional credits and accrued interest         19,554       3.17          -
Advance payments and accrued interest (C)          968       3.17        1.68
Other                                               56                     -
Fully paid certificates:
Reserves to mature:
  With guaranteed rates                        165,258       3.21        1.83
  Without guaranteed rates (A) and (D)       3,020,933         -         5.03
Additional credits and accrued interest        174,699       3.21          -
Due to unlocated certificate holders               291         -           -

                                            $3,724,978

Notes to Financial Statements ($ in thousands unless indicated otherwise)

                                                            1996

                                                          Average      Average
                                             Reserve       gross      additional
                                             balance    accumulation    credit
                                                            rate         rate

Installment certificates:

Reserves to mature:
  With guaranteed rates                        $32,512       3.50        1.35%
  Without guaranteed rates (A)                 311,832          -        2.97
Additional credits and accrued interest         21,931       3.14           -
Advance payments and accrued interest            1,198       3.15        1.70
Other                                               55          -           -
Fully paid certificates:
Reserves to mature:
  With guaranteed rates                        187,272       3.23        1.79
  Without guaranteed rates (A) and (D)       2,560,418          -        5.03
Additional credits and accrued interest        167,673       3.23           -
Due to unlocated certificate holders               300          -           -

                                            $3,283,191

     A) There is no minimum rate of accrual on these reserves. Interest is declared periodically, quarterly or annually, in accordance with the terms of the separate series of certificates.

     B) On certain series of single payment certificates, additional interest is predeclared for periods greater than one year. At Dec. 31, 1997, $6,375 of retained earnings had been appropriated for the predeclared additional interest, which represents the difference between certificate reserves on these series, calculated on a statutory basis, and the reserves maintained per books.

     C) Certain series of installment certificates guarantee accrual of interest on advance payments at an average of 3.17%. IDSC has increased the rate of accrual to 4.85% through April 30, 1999. An appropriation of retained earnings amounting to $50 has been made, which represents the estimated additional accrual that will result from the increase granted by IDSC.

     D) IDS Stock Market Certificate enables the certificate owner to participate in any relative rise in a major stock market index without risking loss of principal. Generally the certificate has a term of 12 months and may continue for up to 14 successive terms. The reserve balance at Dec. 31, 1997 and 1996 was $416,485 and $309,570, respectively.

     E) The carrying amounts and fair values of certificate reserves consisted of the following at Dec. 31, 1997 and 1996. Fair values of certificate reserves with interest rate terms of one year or less approximated the carrying values less any applicable surrender charges.

Notes to Financial Statements ($ in thousands unless indicated otherwise)

     The fair values for other certificate reserves are determined by a discounted cash flow analysis using interest rates currently offered for certificates with similar remaining terms, less any applicable surrender charges.

                                                     1997                1996

                                              Carrying    Fair    Carrying    Fair
                                               amount    value     amount    value

Reserves with terms of one year or less       $3,186,971 $3,185,396 $2,637,144 $2,635,835
Other                                            538,007    551,988    646,047    673,772

Total certificate reserves                     3,724,978  3,737,384  3,283,191  3,309,607
Unapplied certificate transactions                   868        868      1,217      1,217
Certificate loans and accrued interest           (37,495)   (37,495)   (43,980)   (43,980)

Total                                         $3,688,351 $3,700,757 $3,240,428 $3,266,844

6.  Dividend restriction

     Certain series of installment certificates outstanding provide that cash dividends may be paid by IDSC only in calendar years for which additional credits of at least one-half of 1% on such series of certificates have been authorized by IDSC. This restriction has been removed for 1998 and 1999 by IDSC's declaration of additional credits in excess of this requirement.

7. Fees paid to Parent and affiliated companies ($ not in thousands)

     A) The basis of computing fees paid or payable to Parent for investment advisory and other general and administrative services is:

     The investment advisory and services agreement with Parent provides for a graduated scale of fees equal on an annual basis to 0.750% on the first $250 million of total book value of assets of IDSC, 0.650% on the next $250 million, 0.550% on the next $250 million, 0.500% on the next $250 million and 0.107% on the amount in excess of $1 billion. Effective Jan. 1, 1998, the fee on the amount in excess of $1 billion was changed from 0.450% to 0.107%. The fee is payable monthly in an amount equal to one-twelfth of each of the percentages set forth above. Excluded from assets for purposes of this computation are first mortgage loans, real estate and any other asset on which IDSC pays an outside service fee.

     B) The basis of computing fees paid or payable to American Express Financial Advisors Inc. (an affiliate) for distribution services is:

     Fees payable to American Express Financial Advisors Inc. on sales of IDSC's certificates are based upon terms of agreements giving American Express Financial Advisors Inc. the exclusive right to distribute the certificates covered under the agreements. The agreements provide for payment of fees over a period of time.

Notes to Financial Statements ($ in thousands unless indicated otherwise)

     From time to time, IDSC may sponsor or participate in sales promotions involving one or more of the certificates and their respective terms. These promotions may offer a special interest rate to attract new clients or retain existing clients. To cover the cost of these promotions, distribution fees paid to American Express Financial Advisors may be lowered. For the promotion of IDSC's 7-month and 13-month term Flexible Savings certificate which occurred Sept. 10, 1997 to Nov. 25, 1997, the distribution fee for sales of these certificates was lowered to 0.067%.

     The aggregate fees payable under the agreements per $1,000 face amount of installment certificates and a summary of the periods over which the fees are payable are:

                                                                  Number of
                                                                 certificate
                                                                  years over
                                   Aggregate fees payable          which
                                                                 subsequent
                                             First     Subsequent years' fees
                                   Total     year      years     are payable

On sales effective April 30, 1997  $25.00    $ 2.50    $22.50            9

On sales prior to April 30, 1997(a) 30.00      6.00     24.00            4

     (a) At the end of the sixth through the 10th year, an additional fee of 0.5% is payable on the daily average balance of the certificate reserve maintained during the sixth through the 10th year, respectively.

     Effective April 30, 1997, fees on Cash Reserve and Flexible Savings Certificates are paid at a rate of 0.20% of the purchase price at the time of issuance and 0.20% of the reserves maintained for these certificates at the beginning of the second and subsequent quarters from issue date. For certificates sold prior to April 30, 1997, fees were paid at a rate of 0.25% of the purchase price at the time of issuance and are paid at the rate of 0.25% of the reserves maintained for these certificates at the beginning of the second and subsequent quarters from issue date.

     Fees on the Future Value Certificate were paid at the rate of 5% of the purchase price at time of issuance. Effective May 1, 1997, the Future Value Certificate is no longer being offered for sale.

     Fees on the Investors Certificate are paid at an annualized rate of 1% of the reserves maintained for the certificates. Fees are paid at the end of each term on certificates with a one, two or three-month term. Fees are paid each quarter from date of issuance on certificates with a six, 12, 24 or 36-month term.

Notes to Financial Statements ($ in thousands unless indicated otherwise)

     Fees on the Preferred Investors Certificate are paid at an annualized rate of 0.66% of the reserves maintained for the certificates. Fees are paid at the end of each term on certificates with a one, two or three-month term. Fees are paid each quarter from date of issuance on certificates with a six, 12, 24 or 36-month term.

     Effective April 30, 1997, fees on the IDS and American Express Stock Market Certificates are paid at the rate of 0.70% of the purchase price on the first day of the certificate's term and 0.70% of the reserves maintained for these certificates at the beginning of each subsequent term. For certificates sold prior to April 30, 1997, fees were paid at a rate of 1.25% of the purchase price on the first day of the certificate's term and are paid at a rate of 1.25% of the reserves maintained for these certificates at the beginning of each subsequent term.

C) The basis of computing depositary fees paid or payable to American Express Trust Company (an affiliate) is:

Maintenance charge per account     5 cents per $1,000 of assets on deposit

Transaction charge                 $20 per transaction

Security loan activity:
  Depositary Trust Company

    receive/deliver                $20 per transaction
  Physical receive/deliver         $25 per transaction
  Exchange collateral              $15 per transaction

     A transaction consists of the receipt or withdrawal of securities and commercial paper and/or a change in the security position. The charges are payable quarterly except for maintenance, which is an annual fee.

D) The basis for computing fees paid or payable to American Express Bank Ltd. (an affiliate) for the distribution of the American Express Special Deposits Certificate on an annualized basis is:

     1.25% of the reserves maintained for the certificates on an amount from $100,000 to $249,000, 0.80% on an amount from $250,000 to $499,000, 0.65% on an amount from $500,000 to $999,000 and 0.50% on an amount $1,000,000 or more. Fees are paid at the end of each term on certificates with a one, two or three-month term. Fees are paid at the end of each quarter from date of issuance on certificates with a six, 12, 24 or 36-month term.

E) The basis of computing transfer agent fees paid or payable to American Express Client Service Corporation (AECSC) (an affiliate) is:

     Under a Transfer Agency Agreement effective Jan. 1, 1998, AECSC will maintain certificate owner accounts and records. IDSC will pay AECSC a monthly fee of one-twelfth of $10.353 per certificate owner account.

Notes to Financial Statements ($ in thousands unless indicated otherwise)

8.  Income taxes

     Income tax benefit (expense) as shown in the statement of operations for the three years ended Dec. 31, consists of:

                                                  1997      1996      1995
Federal:
  Current                                       $1,138    $5,560    $6,285
  Deferred                                       2,266     1,124     2,652
                                                 3,404     6,684     8,937
State                                              (65)      (27)       43

Total income tax benefit                        $3,339    $6,657    $8,980

     Income tax benefit (expense) differs from that computed by using the U.S. Statutory rate of 35%. The principal causes of the difference in each year are shown below:
                                                  1997      1996      1995

Federal tax expense at U.S. statutory rate     ($8,378)  ($5,711)  ($6,307)
Tax-exempt interest                                724     1,517     3,339
Dividend exclusion                              11,044    10,865    12,166
Other, net                                          14        13      (261)

Federal tax benefit                             $3,404    $6,684    $8,937

     Deferred income taxes result from the net tax effects of temporary differences. Temporary differences are differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in differences between income for tax purposes and income for financial statement purposes in future years. Principal components of IDSC's deferred tax assets and liabilities as of Dec. 31, are as follows.


Deferred tax assets:                              1997      1996
Certificate reserves                           $13,488   $13,028
Investment reserves                                502       540
Other, net                                          19        19

Total deferred tax assets                      $14,009   $13,587

Deferred tax liabilities:                         1997      1996

Deferred distribution fees                      $7,382    $8,934
Investment unrealized gains                     17,119     7,775
Purchased/written call options                   3,557     3,429
Dividends receivable                               654       745
Investments                                        429       714
Return of capital dividends                         43        87

Total deferred tax liabilities                 $29,184   $21,684

Net deferred tax liabilities                   $15,175    $8,097

Notes to Financial Statements ($ in thousands unless indicated otherwise)

9.  Derivative financial instruments

     IDSC enters into transactions involving derivative financial instruments as an end user (nontrading). IDSC uses these instruments to manage its exposure to interest rate risk and equity price risk, including hedging specific transactions. IDSC manages risks associated with these instruments as described below.

     Market risk is the possibility that the value of the derivative financial instrument will change due to fluctuations in a factor from which the instrument derives its value, primarily an interest rate or a major market index. IDSC is not impacted by market risk related to derivatives held because derivatives are largely used to manage risk and, therefore, the cash flows and income effects of the derivatives are inverse to the effects of the underlying hedged transactions.

     Credit risk is the possibility that the counterparty will not fulfill the terms of the contract. IDSC monitors credit risk related to derivative financial instruments through established approval procedures, including setting concentration limits by counterparty, reviewing credit ratings and requiring collateral where appropriate. At Dec. 31, 1997, IDSC's counterparties to the interest rate floors and swaps are rated A or better by nationally recognized rating agencies. The counterparties to the purchased call options are seven major broker/dealers.

     The notional or contract amount of a derivative financial instrument is generally used to calculate the cash flows that are received or paid over the life of the agreement. Notional amounts do not represent market or credit risk and are not recorded on the balance sheet.

     Credit risk related to derivative financial instruments is measured by the replacement cost of those contracts at the balance sheet date. The replacement cost represents the fair value of the instrument, and is determined by market values, dealer quotes or pricing models.

IDSC's holdings of derivative financial instruments were as follows at Dec. 31, 1997 and 1996.
                                                    1997
                                    Notional                         Total
                                   or contract  Carrying    Fair     credit
                                     amount      value     value      risk

Assets:

  Interest rate floors              $500,000      $205      $251      $251
  Purchased call options                 389    55,922    54,609    54,609
  Total                             $500,389   $56,127   $54,860   $54,860

Liabilities:

  Interest rate swaps             $1,000,000      $416    $2,138       $-
  Written call options                   376    24,739    32,990        -
  Total                           $1,000,376   $25,155   $35,128       $-

Notes to Financial Statements ($ in thousands unless indicated otherwise)

                                                    1996

                                    Notional                         Total
                                   or contract  Carrying    Fair    credit
                                     amount      value     value     risk
Assets:

  Interest rate caps and corridors  $200,000       $-       $188      $188
  Purchased call options                 362    36,164    34,987    34,987
  Total                             $200,362   $36,164   $35,175   $35,175

Liabilities:

  Written call options                  $337    $9,552   $17,571       $-

     The fair values of derivative financial instruments are based on market values, dealer quotes or pricing models. The interest rate floors expire in April of 1999 and $500,000 notional amount of the interest rate swaps expires in May of 1998 and $500,000 expire in April of 1999. The options expire throughout 1998.

     Interest rate caps, corridors, floors and swaps, and options are used to manage IDSC's exposure to rising interest rates. These instruments are used primarily to protect the margin between the interest earned on investments and the interest rate credited to related investment certificate owners.

     The interest rate floors are reset monthly and IDSC earns interest on the notional amount to the extent the U.S. Treasury securities at "constant maturity" for a period of one year exceed the reference rates specified in the floor agreements. These reference rates range from 4.6% to 4.7%. The cost of interest rate floors is amortized over the terms of the agreements on a straight line basis and is included in other qualified assets. The amortization, net of any interest earned, is included in investment expenses.

     The interest rate caps and corridors were reset quarterly and IDSC earned interest on the notional amount to the extent the London Interbank Offering Rate exceeded the reference rates specified in the cap and corridor agreements. These reference rates ranged from 4% to 9%. The cost of interest rate caps and corridors is amortized over the terms of the agreements on a straight line basis and is included in other qualified assets. The amortization, net of any interest earned, is included in investment expenses.

     The interest rate swaps are reset monthly. IDSC pays a fixed rate on the notional amount ranging from 5.46% to 6.72% and receives a floating rate on the notional amount tied to the U.S. Treasury securities at "constant maturity" for a period of one year. There is no cost carried on the balance sheet. The carrying amount shown above represents the net interest receivable/payable under the swap agreements. Interest earned and interest expensed under the agreements is shown net in investment expenses.

Notes to Financial Statements ($ in thousands unless indicated otherwise)

     IDSC offers a series of certificates which pays interest based upon the relative change in a major stock market index between the beginning and end of the certificates' term. The certificate owners have the option of participating in the full amount of increase in the index during the term (subject to a specified maximum) or a lesser percentage of the increase plus a guaranteed minimum rate of interest. As a means of hedging its obligations under the provisions of these certificates, IDSC purchases and writes call options on the major market index. The options are cash settlement options, that is, there is no underlying security to deliver at the time the contract is closed out.

     Each purchased (written) call option contract confers upon the holder the right (obligation) to receive (pay) an amount equal to one hundred dollars times the difference between the level of the major stock market index on the date the call option is exercised and the strike price of the option.

     The option contracts are less than one year in term. The premiums paid or received on these index options are reported in other qualified assets or other liabilities, as appropriate, and are amortized into investment expense over the life of the option. The intrinsic value of these index options is also reported in other qualified assets or other liabilities, as appropriate. The unrealized gains and losses related to the changes in the intrinsic value of these options are recognized currently in provision for certificate reserves.

Following is a summary of open option contracts at Dec. 31, 1997 and 1996.

                                                 1997

                                    Contract    Average       Index at
                                     amount   strike price   Dec.31,1997

Purchased call options                  $389       876       970
Written call options                     376       969       970

                                                 1996

                                    Contract  Average         Index at
                                     amount  strike price    Dec.31,1996

Purchased call options                  $362       669       741
Written call options                     337       736       741

10.  Fair values of financial instruments

     IDSC discloses fair value information for most on- and off-balance sheet financial instruments for which it is practicable to estimate that value. The fair value of the financial instruments presented may not be indicative of their future fair values. The estimated fair value of certain financial instruments such as cash and cash equivalents, receivables for dividends and interest, investment securities sold and other trade receivables, accounts payable due to Parent and affiliates, payable for investment securities purchased and other accounts payable and accrued expenses are approximated to be the carrying amounts disclosed in the balance sheets. Non-financial instruments, such as deferred distribution fees, are excluded from required disclosure. IDSC's off-balance sheet intangible assets, such as IDSC's name and future earnings of the core business are also excluded. IDSC's management believes the value of these excluded assets is significant. The fair value of IDSC, therefore, cannot be estimated by aggregating the amounts presented.

Notes to Financial Statements ($ in thousands unless indicated otherwise)

A summary of fair values of financial instruments as of Dec. 31, is as follows:

                                                1997                1996

                                             Carrying     Fair   Carrying     Fair
                                               value     value     value     value

Financial assets:

 Assets for which carrying values

   approximate fair values                     $49,940   $49,940  $155,396  $155,396
 Investment securities (note 3)              3,669,667 3,695,839 3,076,889 3,103,005
 First mortgage loans on real estate (note 4)  212,433   216,951   218,697   221,253
 Derivative financial instruments (note 9)      56,127    54,860    36,164    35,175

Financial liabilities:
  Liabilities for which carrying values

    approximate fair values                     48,255    48,255    76,040    76,040
  Certificate reserves (note 5)              3,688,351 3,700,757 3,240,428 3,266,844
  Derivative financial instruments (note 9)     25,155    35,128     9,552    17,571

11. Year 2000 issue (Unaudited)

     The Year 2000 issue is the result of computer programs having been written using two digits rather than four to define a year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in the failure of major systems or miscalculations, which could have a material impact on the operations of IDSC. All of the systems used by IDSC are maintained by its Parent and are utilized by multiple subsidiaries and affiliates of the Parent. IDSC's business is heavily dependent upon the Parent's computer systems, and has significant interactions with systems of third parties.

     A comprehensive review of the Parent's computer systems and business processes, including those specific to IDSC, has been conducted to identify the major systems that could be affected by the Year 2000 issue. Steps are being taken to resolve any potential problems including modification to existing software and the purchase of new software. These measures are scheduled to be completed and tested on a timely basis. The Parent's goal is to complete internal remediation and testing of each system by the end of 1998 and to continue compliance efforts through 1999.

     The Parent is evaluating the Year 2000 readiness of advisors and other third parties whose system failures could have an impact on IDSC's operations. The potential materiality of any such impact is not known at this time.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item
Number

Item 13. Other Expenses of Issuance and Distribution.

                  The expenses in connection with the issuance and distribution of the securities being registered are to be borne by the registrant.

Item 14. Indemnification of Directors and Officers.

                  The By-Laws of IDS Certificate Company provide that it shall indemnify any person who was or is a party or is threatened to be made a party, by reason of the fact that he was or is a director, officer, employee or agent of the company, or is or was serving at the direction of the company, or any predecessor corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to any threatened, pending or completed action, suit or proceeding, wherever brought, to the fullest extent permitted by the laws of the state of Delaware, as now existing or hereafter amended.

                  The By-Laws further provide that indemnification questions applicable to a corporation which has been merged into the company relating to causes of action arising prior to the date of such merger shall be governed exclusively by the applicable laws of the state of incorporation and by the by-laws of such merged corporation then in effect.
                  See also Item 17.

Item 15. Recent Sales of Unregistered Securities.

(a)               Securities Sold

Period of sale    Title of securities                    Amount sold
1994              IDS Special Deposits                      $ 18,013,424.38
1995              IDS Special Deposits                        56,855,953.53
1996              IDS Special Deposits*                       41,064,846.74
1997              American Express Special Deposits          182,788,631.00

* Renamed American Express Special Deposits in April 1996.

(b)               Underwriters and other purchasers

American Express Special Deposits are marketed by American Express Bank Ltd.
(AEB), an affiliate of IDS Certificate Company, to private banking clients of AEB in the United Kingdom and Hong Kong.

(c)               Consideration

All American Express Special Deposits were sold for cash. The aggregate offering price was the same as the amount sold in the table above. Aggregate marketing fees to AEB were $88,686.14 in 1994, $172,633.41 in 1995, $301,946.44 in 1996
and $592,068.70 in 1997.

(d)               Exemption from registration claimed

American Express Special Deposits are marketed, pursuant to the exemption in Regulation S under the Securities Act of 1933, by AEB in the United Kingdom and Hong Kong to persons who are not U.S. persons, as defined in Regulation S.

Item 16. Exhibits and Financial Statement Schedules.

(a)  Exhibits

     1. (a) Copy of Distribution Agreement dated November 18, 1988, between Registrant and IDS Financial Services Inc., filed electronically as Exhibit 1(a) to the Registration Statement for the American Express International Investment Certificate (now called the IDS Investors Certificate), is incorporated herein by reference.

     2.   Not Applicable.

     3. (a) Certificate of Incorporation, dated December 31, 1977, filed electronically as Exhibit 3(a) to Post-Effective Amendment No. 10 to Registration Statement No. 2-89507, is incorporated herein by reference.

          (b) Certificate of Amendment, dated April 2, 1984, filed electronically as Exhibit 3(b) to Post-Effective Amendment No. 10 to Registration Statement No. 2-89507, is incorporated herein by reference.

          (c) By-Laws, dated December 31, 1977, filed electronically as Exhibit 3(c) to Post-Effective Amendment No. 10 to Registration Statement No. 2-89507, are incorporated herein by reference.

     4.   Not Applicable.

     5. An opinion and consent of counsel as to the legality of the securities being registered is filed electronically herewith.

     6. through 9. -- None.

     10. (a) Investment Advisory and Services Agreement between Registrant and IDS/American Express Inc. dated January 12, 1984, filed as
               Exhibit 10(a) to Registration Statement No. 2-89507, is incorporated herein by reference.

          (b) Depositary and Custodial Agreement dated September 30, 1985 between IDS Certificate Company and IDS Trust Company, filed as
               Exhibit 10(b) to Registrant's Post-Effective Amendment No. 3 to Registration Statement No. 2-89507, is incorporated herein by reference.

          (c) Foreign Deposits Agreement dated November 21, 1990, between IDS Certificate Company and IDS Bank & Trust, filed electronically as
               Exhibit 10(h) to Post-Effective Amendment No. 5 to Registration Statement No. 33-26844, is incorporated herein by reference.

          (d) Copy of Distribution Agreement dated March 29, 1996 between Registrant and American Express Service Corporation filed electronically as Exhibit 1(b) to Post-Effective Amendment No. 17 to Registration Statement No. 2-95577, is incorporated herein by reference.

          (e) Selling Agent Agreement dated June 1, 1990, between American Express Bank International and IDS Financial Services Inc. for the American Express Investors and American Express Stock Market Certificates, filed electronically as Exhibit 1(c) to the
               Post-Effective Amendment No. 5 to Registration Statement No. 33-26844, is incorporated herein by reference.

          (f) Marketing Agreement dated October 10, 1991, between Registrant and American Express Bank Ltd., filed electronically as Exhibit 1(d) to Post-Effective Amendment No. 31 to Registration Statement 2-55252, is incorporated herein by reference.

          (g) Amendment to the Selling Agent Agreement dated December 12, 1994, between IDS Financial Services Inc. and American Express Bank International, filed electronically as Exhibit 16(d) to Post-Effective Amendment No. 13 to Registration Statement No. 2-95577, is incorporated herein by reference.

          (h) Selling Agent Agreement dated December 31, 1994, between IDS Financial Services Inc. and Coutts & Co. (USA) International, filed electronically as Exhibit 16(e) to Post-Effective Amendment No. 13 to Registration Statement No. 2-95577, is incorporated herein by reference.

          (i) Consulting Agreement dated December 12, 1994, between IDS Financial Services Inc. and American Express Bank International, filed electronically as Exhibit 16(f) to Post-Effective Amendment No. 13 to Registration Statement No. 2-95577 incorporated herein by reference.

          (j) Letter amendment dated January 9, 1997 to the Marketing Agreement dated October 10, 1991, between Registrant and American Express Bank Ltd. filed electronically as Exhibit 16(j) to Post-Effective Amendment No. 40 to Registration Statement No. 2-55252.

          (k) Form of Letter amendment dated April 7, 1997 to the Selling Agent Agreement dated June 1, 1990 between American Express Financial Advisors Inc. and American Express Bank International, filed electronically herewith as Exhibit 10 (j) to Post-Effective
               Amendment No. 14 to Registration Statement 33-26044, is incorporated herein by reference.

     11. through 22. -- None.

     23.  Consent  of  Independent   Auditors  Report  is  filed  electronically
          herewith.

     24.  (a)  Officers'   Power  of  Attorney,   dated  May  17,  1994,   filed
               electronically as Exhibit 25(a) to  Post-Effective  Amendment No.
               37 to Registration Statement No. 2-55252 is incorporated herein by reference.

          (b) Directors' Power of Attorney, dated February 29, 1996, electronically as Exhibit 24(b) to Post-Effective Amendment No. 39 to Registration Statement No. 2-55252 is incorporated herein by reference.

          (c) Officer's Power of Attorney, dated February 17, 1998 is filed electronically herewith.

     25. through 27. -- None.

(b) The financial statement schedules for IDS Certificate Company are filed electronically herewith.

     I.   Investments in Securities of Unaffiliated Issuers December 31, 1997.

     II. Investments in and Advances to Affiliates and Income Thereon, December 31, 1997, 1996 and 1995.

     III. Mortgage Loans on Real Estate and Interest Earned on Mortgages - Year ended December 31, 1997.

     V.   Qualified Assets on Deposit - December 31, 1997.

     VI.  Certificate Reserves - Year ended December 31, 1997.

     VII. Valuation and Qualifying Accounts - Years ended December 31, 1997, 1996 and 1995.

     Schedule  III  and  Schedule  VI for the  year  ended  Dec.  31,  1996  are incorporated by reference to Post-Effective Amendment No. 40 to Registration Statement No. 2-55252 for Series D-1 Investment Certificate.
     Schedule VI for the year ended Dec. 31, 1995, is incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement No. 2-55252.

Item 17. Undertakings.

     Without limiting or restricting any liability on the part of the other, American Express Financial Advisors Inc. (formerly, IDS Financial Services Inc.), as underwriter, will assume any actionable civil liability which may arise under the Federal Securities Act of 1933, the Federal Securities Exchange Act of 1934 or the Federal Investment Company Act of 1940, in addition to any such liability arising at law or in equity, out of any untrue statement of a material fact made by its agents in the due course of their business in selling or offering for sale, or soliciting applications for, securities issued by the Company or any omission on the part of its agents to state a material fact necessary in order to make the statements so made, in the light of the circumstances in which they were made, not misleading (no such untrue statements or omissions, however, being admitted or contemplated), but such liability shall be subject to the conditions and limitations described in said Acts. American Express Financial Advisors Inc. will also assume any liability of the Company for any amount or amounts which the Company legally may be compelled to pay to any purchaser under said Acts because of any untrue statements of a material fact, or any omission to state a material fact, on the part of the agents of IDS Financial Services Inc. to the extent of any actual loss to, or expense of, the Company in connection therewith. The By-Laws of the Registrant contain a provision relating to Indemnification of Officers and Directors as permitted by applicable law.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis and State of Minnesota, on the 17th day of March, 1998.

IDS CERTIFICATE COMPANY



                                                     By: /s/ Stuart A. Sedlacek*
                                                   Stuart A. Sedlacek, President


Pursuant to the requirements of the Securities Act of 1933, this amendment has been signed below by the following persons in the capacities on the 17th day of March, 1998.


Signature                                  Capacity

/s/ Stuart A. Sedlacek* **                 President and Director
Stuart A. Sedlacek                         (Principal Executive Officer)

/s/ Jeffrey S. Horton***                   Vice President and Treasurer
Jeffrey S. Horton                          (Principal Accounting Officer)

/s/ Jay C. Hatlestad*                      Vice President and Controller
Jay C. Hatlestad                           (Principal Accounting Officer)

/s/ David R. Hubers**                      Director
David R. Hubers

/s/ Charles W. Johnson**                   Director
Charles W. Johnson

/s/ Richard W. Kling**                     Director
Richard W. Kling

/s/ Edward Landes**                        Director
Edward Landes

/s/ John V. Luck**                         Director
John V. Luck

/s/ James A. Mitchell**                    Chairman of the Board
James A. Mitchell                          of Directors and Director

/s/ Harrison Randolph**                    Director
Harrison Randolph

/s/Gordon H. Ritz**                        Director
Gordon H. Ritz

*Signed  pursuant to  Officers'  Power of  Attorney  dated May 17,  1994,  filed
electronically  as  Exhibit  25(a)  to   Post-Effective   Amendment  No.  37  to
Registration Statement No. 2-55252, incorporated herein by reference.


-------------------------.
Bruce A. Kohn


**Signed pursuant to Directors' Power of Attorney dated February 29, 1996, filed
electronically  as  Exhibit  24(b)  to   Post-Effective   Amendment  No.  39  to
Registration Statement No. 2-55252, incorporated herein by reference.



-------------------------.
Bruce A. Kohn


***Signed pursuant to Officer's Power of Attorney dated February 17, 1998 filed electronically as Exhibit 24 (c) herewith.



---------------------------
Bruce A. Kohn

               CONTENTS OF THIS POST-EFFECTIVE AMENDMENT NO. 42 TO
                       REGISTRATION STATEMENT NO. 2-55252

Cover Page

Prospectus

Auditor's Report

Financial Statements

Part II Information

Signatures

Exhibits